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                                 United States
                       Securities and Exchange Commission
                              Washington, DC 20549

                               ----------------

                                   Form 10SB

                 General Form for Registration of Securities of
                             Small Business Issuers

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                OurPet's Company
              (Exact name of Small Business Issuer in its charter)

                               ----------------

          Colorado                                   34-1480558
       (State or other                            (I.R.S. Employer
       jurisdiction of                           Identification No.)
      incorporation or
        organization)

    1300 East Street, Fairport                          44077
            Harbor, OH                                (Zip code)
       (Address of principal
        executive offices)

       Registrant's telephone number, including area code: (440) 354-6500

       Securities to be registered pursuant to Section 12(b) of the Act:

                                      None

       Securities to be registered pursuant to Section 12(g) of the Act:

                           Common Stock, no par value

                               ----------------

                               Introductory Note

   OurPet's Company, a Colorado Corporation (the "Company") is engaged in developing, manufacturing and marketing various proprietary products for the retail pet business. As used herein, the term Company includes each of the Company's subsidiaries, unless the context otherwise requires.

   This Registration Statement on Form 10SB (this "Report") contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including, without limitation, statements regarding the Company's cash needs and ability to fund its ongoing working capital requirements, the effects of the sale of the plastic blow molding business, and increases in the revenues from the sale of proprietary products to the retail pet business. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. See "Item
1. Description of Business--Risk Factors" for a discussion of these risks. These factors may cause the Company's actual results to differ materially from any forward-looking statement.

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

   When used in this Report, statements that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "anticipates", "plans", "intends", "expects" and similar expressions are intended to identify such forward-looking statements, which speak only as of the date of this Report. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                     PART I

Item 1. Description of Business.

   The Company's management originally founded Napro, Inc. ("Napro"), an Ohio corporation, in 1985 as an enterprise for launching new ventures and acquiring companies in various lines of business. In 1993 Napro acquired the assets of a small blow molding business and in 1996 placed the assets in a newly formed wholly owned Ohio subsidiary, Sanar Manufacturing Company ("Sanar"). Also in 1996, Napro formed another wholly owned Ohio subsidiary, Virtu Company ("Virtu") to market proprietary products to the retail pet business under the OurPet's label. Napro then changed its name to OurPet's Company effective March 19, 1998. On July 16, 1998, Manticus, Inc. ("Manticus"), a Colorado corporation, obtained all of the outstanding shares of OurPet's/Napro in exchange for 8,000,000 shares of Manticus common stock. After the transaction, the former holders of OurPet's/Napro shares owned approximately 89% of Manticus' shares. Effective August 10, 1998 OurPet's/Napro was merged into Manticus and ceased to exist. Manticus was thereafter licensed in the State of Ohio as a foreign corporation, known as OurPet's Company (the "Company"). Effective October 12, 1998, Manticus'Articles of Incorporation was amended in the State of Colorado to reflect its new name as OurPet's Company. After the merger, management of the former OurPet's/Napro assumed management of the surviving company.

   Sanar manufactures custom blow molded parts for customers in the lawn equipment, toy, medical accessory and automotive industries in addition to producing some of Virtu's proprietary products. Although sales, employment and production capacity increased significantly after its acquisition in 1993, Sanar's profitability did not follow primarily due to an excess of capacity in the custom blow molded industry. As a result, in 1999, the Company decided to sell the business of Sanar. Effective March 31, 2000 Sanar's assets were sold to an unrelated third party.

   Virtu develops and markets products for improving the health, safety, comfort and enjoyment of pets. The products sold have increased from the initial "Big Dog Feeder" to approximately 50 products for dogs, cats, birds and other small animals. All are marketed under the OurPet's label. The manufacturing of these products is subcontracted to other entities, both domestic and foreign, based upon price and quality.

   According to the American Pet Product Manufacturers Association (APPMA) 1999/2000 Pet Owners Survey, total pet market revenues in 1998 exceeded $30 billion; approximately $21 billion was in food related products, while $9 billion was in pet accessories. It is estimated that there are over 260 million pets in the USA, with the most popular being cats (approximately 68 million) and dogs (approximately 62 million). Wild bird watching has grown to approximately 66 million enthusiasts, with over 200 million wild bird feeders purchased annually. According to the same APPMA survey, pet industry sales are anticipated to continue growing at an annual rate of 15-20% for at least the next ten years.

   The Company sells its products in these market segments:

            mass retailers--Wal-Mart, Kmart
            pet store chains--PetsMart, Petco
            pet catalogues--Drs. Foster & Smith, New
             England Serum
            general catalogues--Hammacher Schlemmer,
             Solutions
            clubs--Costco, BJ's
            grocery chains--Stop-N-Shop, Wegmans
            pet food mfg--Friskies, Ralston Purina
            pet distributors/pet dealers--Central
             Garden & Pet

   The Company currently markets products such as dog and cat feeders, dog and cat toys, and wild bird feeders. The Company conducts its marketing and sales activities through 5 in-house officers and/or employees, 65 general merchandise independent sales agents, 15 specialty market independent sales agents and 2 catalog market independent sales agents. Independent sales agents are paid commissions, which range from 2% to 7% of net sales to customers.

   The Company's marketing strategies include, among others, trade shows, customer visitation, telemarketing, direct mail, trade journal advertising, product sampling programs and customer support programs, such as advertising and promotional allowances.

   While the Company had approximately 200 customers for the year ended December 31, 1999, 26.1% of the Company's revenue was derived from one major customer. Revenue generated from this customer amounted to $803,820.

   The Company has been granted four United States patents for dog and cat feeders and has eight United States patents pending for cat and dog toys, dog feeders and wild bird feeders. The Company registered its logo, "OurPet's", as a registered trademark. To protect its trade names it obtained five trademark registrations and applied for eight trademark registrations, which are still pending.

   The patents issued and granted to the Company are:

    Patent
      No.                 Issue Date                                  Title
    ------                ----------                                  -----
   5,509,376            April 23, 1996                     Animal Feeder Assembly
   5,730,081            March 24, 1998                     Animal Feeder Assembly
                                                           Amusement Device for
   6,032,615            March 7, 2000                      Household Pets, such as Cats
    393,107             March 31, 1998                     Small Animal Feeder

   Patent applications that are pending are:

   Serial No.          File Date                           Title
   ----------          ---------                           -----
   09/170,908      October 13, 1998         Amusement Device for Household Pets,
                                            Such as Cats, Having One or More Pet
                                            Toy Ball Feeders Therein
   09/292,492      April 15, 1999           Pet Ball
   09/158,714      September 22, 1998       Pet Toy Ball Feeder
   09/479,001      January 7, 2000          Simulated Mouse Toy for Pets
                                            Having a Prerecorded Sound Chip
   29/105,344      May 21, 1999             Stackable Pet Feeder
   60/193,777      March 31, 2000           Filtered Water System for Pets
   60/193,363      March 31, 2000           Cover for Pet Food and Water Bowls
   60/193,875      March 31, 2000           Food and Treat Dispenser

   Trademark registrations obtained by Company are:

   Registration No.                 Date Registered                                Name
   ----------------                 ---------------                                ----
      2,048,003                    March 25, 1997                              OurPet's
      2,016,545                    November 12, 1996                           Flexo-Feeder
      2,219,049                    January 19, 1999                            Push-N-Roll
      2,220,580                    January 26, 1999                            Triple Track
      2,221,776                    February 2, 1999                            Zig-N-Zag
      2,226,341                    February 23, 1999                           Play-N-Treat

   The following trademark registration applications are pending:

     Serial
     Number                    Dated Filed                                     Name
     ------                    -----------                                     ----
   75/234,325               January 31, 1997                             Wufer Ball
   75/616,373               January 6, 1999                              Deli-Dome
   75/669,706               March 29, 1999                               DeliDome
   75/666,216               March 23, 1999                               Play-N-Squeak
   75/696,361               May 3, 1999                                  Store-N-Feed
   75/769,802               August 6, 1999                               Healthy Pet Diner
   75/813,038               September 29, 1999                           Molecuball
   76/016,936               April 4, 2000                                Trek-N-Treat

   As of August 1, 2000, the Company had 10 full-time employees consisting of the 4 officers, 2 other employees in sales and marketing, 2 employees in finance and administration and 2 employees in warehousing and shipping. The Company does not have any employees in manufacturing since that operation is subcontracted to outside vendors. None of the Company's employees are subject to a collective bargaining agreement and the Company has not experienced any work stoppages, nor to the Company's knowledge, are any threatened.

   The Company conducts its own research and development activities and also uses outside sources to perform specific projects such as engineering drawings and prototype models. Research and development costs are charged to expenses as incurred, and totaled $52,385 and $47,328 for the years ended December 31, 1999 and 1998, respectively.

Risk Factors

   As described in the "Introductory Note," certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future statements, including, among others, those risk factors described below.

 Substantial Competition

   The Company's products are subject to substantial competition from both domestic and foreign companies, many of whom manufacture their products in low cost areas such as Mexico and the Far East. Competition is based mainly on price, product familiarity, and product innovation.

 Additional Financing

   The Company will need significant additional financing for leasing or building warehouse space, working capital, research and development of new products, and molds and tooling to produce new products. There is no guarantee that such financial resources will be available on a timely basis or on affordable economic terms, the lack of which will negatively impact the Company's future performance.

 Key Personnel

   The Company is and will continue to be dependent on its key management personnel: Dr. Steven Tsengas, Chairman, President and Chief Executive Officer; Konstantine S. Tsengas, Vice President of Operations and Secretary; Glenn R. Godley, Executive Vice President of Marketing/Sales; and John G. Murchie, Treasurer and Controller. There can be no assurance that such individuals will be able to successfully implement the Company's strategies or that such individuals will remain with the Company. The loss of one or more of these individuals could have a material adverse effect on the business and operations of the Company. In addition, the Company will need to attract and retain other qualified individuals to satisfy its personnel needs. There can be no assurance that the Company will be successful in retaining its key management personnel or in attracting and retaining new employees.

 Patent Protection

   The Company's success will depend, in part, on its ability to maintain protection for its products under United States patent laws, to preserve its trade secrets and to operate without infringing the proprietary rights of third parties. The Company has four U.S. patents issued and eight U.S. patent applications pending. There can be no assurance that any patent applications will result in issued patents, that any issued patents will afford adequate protection to the Company or not be challenged, invalidated, infringed or circumvented, or that any rights thereunder will afford competitive advantages to the Company. Furthermore, there can be no assurance that others have not independently developed, or will not independently develop, similar products or otherwise duplicate any of the Company's products.

 Business Conditions

   As previously described, the pet industry has enjoyed significant economic growth due to demographic, social and general economic reasons. There is no guarantee that such positive business conditions will continue into the future. A general economic slowdown would most likely negatively impact the Company's sales.

 New Business

   The Company has had only six years experience in developing and marketing its products for improving the health, safety, comfort and enjoyment of pets. Based on its increasing sales, it appears that the Company's products are well received by the retailers and pet owners. Although the Company is carefully developing and marketing its products, there is no guarantee that future products will enjoy the same level of success.

 Dilution

   The Company currently has 10,544,687 shares of Common Stock outstanding which could be diluted by the following potential issuances of Common Stock. As of August 1, 2000, the Company had outstanding 100,000 shares of Convertible Preferred Stock convertible into 1,000,000 shares of Common Stock at a conversion price of $1.00 per share. Also as of August 1, 2000, the Company had outstanding 2,169,206 warrants to purchase an aggregate of 2,169,206 shares of Common Stock at exercise prices ranging from $0.50 to $1.50 per share and options to purchase an aggregate of 632,000 shares of Common Stock at exercise prices ranging from $0.75 to $1.00 per share. The Company has reserved an aggregate of 850,000 shares of Common Stock for issuance under the 1999 Stock Option Plan as of the date of this Report. In addition, the exercise of such warrants and options could have a material adverse effect on the market price of, and liquidity in the market for, shares of Common Stock. Further, while these warrants and options are outstanding, the Company's ability to obtain additional financing on favorable terms may be adversely affected.

 Securities Restrictions on Sales

   The Company's securities are subject to Rule 15g-9 under the Exchange Act, which imposes additional sales practice requirements on broker-dealers that sell securities to persons other than established customers and "accredited investors" (generally, individuals with a net worth in excess of $1,000,000 or an annual income exceeding $200,000 or $300,000 together with their spouse). For transactions covered by such rule, a broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written consent to the transaction prior to the sale. Consequently, this rule may adversely affect the ability of broker-dealers to sell the Company's securities and may adversely affect the ability of the holders of the Company's securities to sell such securities in the secondary market.

   SEC regulations define a "penny stock" to be any non-NASDAQ equity security that has a market price (as therein defined) of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. Prior to any transaction involving a penny stock, unless exempt, SEC rules require delivery of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about commissions payable to both the broker-dealer and the registered representative and about current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

   During both the years ended December 31, 1999 ("Fiscal 1999") and 1998 ("Fiscal 1998") the Company raised cash by selling its shares of stock through private placements. From April through October of 1998, the Company sold through a private placement 1,226,298 shares of no par value Common Stock at an offering price of $.75 per share, and issued warrants, which expire on October 31, 2000, to purchase 1,226,298 shares of Common Stock at an exercise price of $1.50 per share. The Company accepted $754,502 in cash and cancellation of debt and accrued interest in the amount of $165,221 as consideration for the sale of the Common Stock and warrants. From the net cash proceeds of $646,219, the Company purchased equipment, repaid long-term debt and increased its working capital. Prior to the Company's private placement in 1998, Napro sold 364,310 shares of its no par value Common Stock for which it accepted $90,618 in cash and cancellation of debt and accrued expenses in the amount of $65,382 as consideration for the sale. The cash proceeds of $90,618 were used for working capital purposes.

   From July through November 1999, the Company sold through a private placement 100,000 shares of no par value non-voting Convertible Preferred Stock at an offering price of $10.00 per share. Each share of the Preferred Stock is convertible into ten shares of Common Stock at a conversion price of $1.00 per share. The Company accepted $965,000 in cash and cancellation of debt owed in the amount of $35,000 as consideration for the Preferred Stock. From the net cash proceeds of $878,150, the Company purchased equipment including molds and tooling, repaid long-term debt and increased its working capital.

   Net revenue from continuing operations for Fiscal 1999 was approximately $3,063,000 consisting of sales of proprietary products for the retail pet business as compared to net revenue from continuing operations for Fiscal 1998 of approximately $2,777,000 for sales of the same proprietary products. This increase of $286,000 resulted from new and improved products being marketed in Fiscal 1999.

   Cost of goods sold was approximately $2,425,000 for Fiscal 1999 compared to approximately $2,131,000 for the prior fiscal year, representing an increase of approximately $294,000 or 13.8%, while net revenues only increased by approximately $286,000 or 10.3%. As a result of the cost of goods sold increasing more than net revenues, the Company's gross margin decreased by $8,000 for a profit of $638,000 for Fiscal 1999, as compared to a profit of $646,000 for Fiscal 1998. The increase in revenues was offset by the higher costs incurred in starting production of new products, such as the lower gross margins realized when introducing new products, increased depreciation costs from the molds and tooling acquired to make the new products, and increased rent for additional warehouse space.

   Selling, general and administrative expenses increased by approximately $246,000 to approximately $979,000 for Fiscal 1999, as compared to approximately $733,000 for Fiscal 1998. The increases were primarily due to the following:

  . Accountant fees in the amount of $69,000 due to audits of the Company's
    Fiscal 1998 and 1999 financial statements.

  . Sales commissions of $25,000 due to increased sales and a higher commission rate for new products.

  . Sales consulting fees of $59,000--primarily for the fair value of Common
    Stock paid to consultants of approximately $51,000.

  . Legal fees of $20,000 due to its Preferred Stock offering and its litigation initiated against a competitor.

  . Salaries and wages of $54,000 due to an increase in sales and marketing staff.

   Interest and other income decreased by approximately $15,000 to approximately $42,000 for Fiscal 1999, as compared to $57,000 for Fiscal 1998. This was the result of a decrease in other income associated with certain sub-contracted manufacturing operations for one of the Company's dog toy products in Fiscal 1999.

   Interest expense increased by approximately $31,000 to approximately $75,000 for Fiscal 1999 from approximately $44,000 for Fiscal 1998. The increase was primarily the result of an increased level of borrowing under the bank line of credit and the issuance of notes payable to shareholders in Fiscal 1999 due to higher levels of accounts receivable and inventories in 1999 as compared to 1998.

   Losses from operations of the discontinued subsidiary, Sanar, increased by $278,000 to approximately $359,000 in Fiscal 1999 from $81,000 in Fiscal 1998. The higher losses were due to net revenue from outside customers decreasing by approximately $351,000 and cost of goods sold increasing by approximately $23,000 as a result of higher labor costs. These losses were somewhat offset by a reduction in selling, general and administrative expenses of approximately $106,000, primarily due to reductions in salaries of $42,000 and non-operating expenses of $43,000.

   The Company recorded an extraordinary item for the gain on extinguishment of debt of $391,000 in Fiscal 1999. To facilitate the divestment of Sanar, $233,000 in debt and accrued interest owed by Sanar to an officer and a stockholder was canceled. Furthermore, $158,000 in accrued rentals owed by Sanar to a related party were also canceled. The Company issued 500,000 warrants for the purchase of Common Stock at $1.00 per share which expire on December 14, 2004 to the officer, stockholder, related party, and their designees.

   The Company has funded its operations principally from bank and Small Business Administration ("SBA") debt and the proceeds from equity financing. As of December 31, 1999, the Company had approximately $1,469,000 in principal amount of indebtedness (excluding $45,000 borrowed under capital lease obligations), consisting of: (i) approximately $524,000 aggregate principal balances under line of credit agreements with a bank, which bear interest at the prime rate plus 2%; (ii) approximately $411,000 outstanding principal amount under the term loan with a bank, which bears interest at the prime rate plus 2.25% and is payable in monthly installments of $8,750 plus interest through October 1, 2001 and a final installment of $218,750 on November 1, 2001; (iii) approximately $234,000 outstanding principal amount under the term loans with the SBA ("SBA Loans"), which bear interest at 5.244% and 6.999% and are payable in monthly installments of $5,300 including interest; and (iv) approximately $300,000 outstanding principal amount under notes payable to a director, which bear interest at 10% and are due in the amount of $100,000 on August 1, 2000 and $200,000 on August 31, 2001 plus accrued interest. The Company's indebtedness is secured by liens on its assets and the indebtedness has been used to finance its equipment and working capital requirements. The agreements related to such indebtedness contain the customary covenants and default provisions. As part of the sale of Sanar's assets, approximately $279,000 of the indebtedness referred to in subsection (i) above and all of the indebtedness referenced in subsection (ii) above will be extinguished by the purchaser who is in the process of refinancing the loan as part of its purchase of Sanar's assets. Furthermore, the purchaser assumed the SBA Loans, referenced in subsection (iii), as part of its purchase of Sanar's assets. In addition, the note payable to a director in the principal amount of $100,000 was converted into 100,000 shares of Common Stock in March 2000.

   The Company's capital lease payments were approximately $16,000 for Fiscal 1999 and are estimated to be approximately $15,000 for the fiscal year ending December 31, 2000, under current commitments. The company has no other material commitments for capital expenditures.

   Net cash used in operating activities for Fiscal 1999 was $384,549. Of this amount cash was used for the net change of $435,947 in the Company's operating assets and liabilities, consisting primarily of increases in accounts receivable ($122,002) and inventories ($288,505), and a decrease in accrued expenses ($127,032), which was partially offset by an increase in accounts payable ($108,480). Cash was provided by net income for the year of $51,398, net of non-cash charges for depreciation, amortization, Common Stock issued for services rendered to the Company, and the extraordinary item.

   Net cash used in investing activities for Fiscal 1999 was $483,149 for the acquisition of property and equipment. Net cash provided by financing activities for the year was $872,593. Of this amount, $878,150 was received from the cash sales of Preferred Stock and $385,151 was received from the issuance of notes payable. This cash provided was offset by $375,949 in payments and cancellation of debt, and $14,759 in payment on capital lease obligations.

Item 3. Description of Property.

   The Company leases a 28,000 square foot production, warehouse and office facility in Fairport Harbor, Ohio from a related entity, Senk Properties. Senk Properties is a general partnership comprised of Dr. Steven Tsengas, Konstantine S. Tsengas, Nicholas S. Tsengas and Evangelia S. Tsengas. The current monthly rental is $10,940 plus real estate taxes with annual increases of approximately 3%. The initial lease term was five years ending on May 31, 1998, which has been extended for five additional five year terms for a total possible term of twenty five years. The Company is currently subleasing the 26,000 square feet of production and warehouse space for a monthly rental of $9,825 on a month-to-month basis.

   The Company also leases a 22,000 square foot warehouse facility in Painesville Township, Ohio under a one year lease which expires on August 31, 2000. The monthly rental is $8,243. The Company plans to consolidate operations in its Fairport Harbor, Ohio location upon the expiration of the Painesville Township, Ohio lease. The Company believes that this facility will provide adequate warehouse and office space to meet the needs of the Company for the immediate future. Any longer-range future growth can be accommodated by expanding that facility or leasing nearby space.

   In the opinion of the Company's management, all of the properties described here are adequately covered by insurance and such coverage is in accordance with the requirements contained in the Company's various debt agreements.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

   The following table sets forth, as of August 1, 2000, certain information as to the stock ownership and voting power of all persons (or group of persons) known by the Company to be the beneficial owner of more than five percent (5%) of the Common Stock, each director of the Company, each of the executive officers and all directors and executive officers as a group.

                                            Number of Shares     Percentage of
Name of Beneficial Owner(1)               Beneficially Owned(2) Voting Power(3)
---------------------------               --------------------- ---------------
Joseph T. Aveni(4)......................          416,668             3.6
Greg W. Johnson(5)......................          110,000               *
Dr. James W. McCourt(6).................        1,039,245             8.9
Dr. Steven Tsengas(7)...................        3,503,261            29.4
Glenn R. Godley(8)......................              --              --
John G. Murchie(9)......................              --              --
Konstantine S. Tsengas(10)..............        1,049,403             9.1
All directors and officers as a Group (7
 persons)(11)...........................        6,118,577            49.7
Evangelia S. Tsengas(12)................          887,292             7.6
 7768 Litchfield Drive
 Mentor, OH 44060
Nicholas S. Tsengas(13).................        1,049,403             9.1
 7007 Southmeadow Drive
 Concord Twp, OH 44077

--------
*   Less than one percent
 (1) Unless otherwise indicated and subject to applicable community property laws, each stockholder has sole voting and investment power with respect to all shares of Common Stock beneficially owned by such stockholder. Unless otherwise indicated, the address of each stockholder is c/o OurPet's Company, 1300 East Street, Fairport Harbor, OH 44077.
 (2) The number of shares beneficially owned by each person named in the table includes shares held by each individual of (i) the Company's Common Stock;
     (ii) the Company's Preferred Stock, as if converted into Common Stock; and
     (iii) Common Stock subject to warrants that are presently exercisable or exercisable within 60 days of August 1, 2000. No shares that are subject to the 1999 Stock Option Plan are included since none are exercisable or exercisable within 60 days of August 1, 2000.
 (3) Applicable percentage of voting power is based on the 11,544,687 shares of Common Stock outstanding as of August 1, 2000. That number is comprised of 10,544,687 outstanding shares of Common Stock and 1,000,000 shares of Common Stock issuable upon conversion of 100,000 outstanding shares of Preferred Stock. Shares of Common Stock subject to warrants and options that are presently exercisable or exercisable within 60 days are deemed to be beneficially owned by the person holding such warrants and options for the purpose of computing the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage of any other person.
 (4) Includes 233,334 shares of Common Stock held and currently exercisable warrants to purchase 183,334 shares of Common Stock.
 (5) Includes 70,000 shares of Common Stock issuable upon conversion of 7,000 outstanding shares of Preferred Stock and currently exercisable warrants to purchase 40,000 shares of Common Stock.
 (6) Includes securities issued to Dr. McCourt, and to Beachcraft Limited Partnership, in which Dr. McCourt serves as Trustee for its general partner, and to DKKS, LP in which Dr. McCourt is the general partner. Securities issued directly to Dr. McCourt include 448,180 shares of Common Stock; Beachcraft Limited Partnership holds 152,303 shares of Common Stock and currently exercisable warrants to purchase 606 shares of Common Stock; and DKKS, LP holds 119,078 shares of Common

    Stock, 200,000 shares of Common Stock issuable upon conversion of 20,000 outstanding shares of Preferred Stock and currently exercisable warrants to purchase 119,078 shares of Common Stock.
 (7) Includes 3,129,721 shares of Common Stock held and currently exercisable warrants to purchase 269,540 shares of Common Stock issued to Dr. Tsengas and also currently exercisable warrants to purchase 104,000 shares of Common Stock issued to Senk Properties in which Dr. Tsengas is a partner. The number of warrants to Senk Properties attributed to Dr. Tsengas is based upon his ownership percentage of 52%. Excludes option to purchase 200,000 shares of Common Stock which is not exercisable within 60 days.
 (8) Excludes option to purchase 100,000 shares of Common Stock which is not exercisable within 60 days.
 (9) Excludes option to purchase 50,000 shares of Common stock, which is not exercisable within 60 days.
(10) Includes 1,008,403 shares of Common Stock held and currently exercisable warrants to purchase 5,000 shares of Common Stock issued to Mr. Tsengas and also currently exercisable warrants to purchase 36,000 shares of Common Stock issued to Senk Properties in which Mr. Tsengas is a partner. The number of warrants issued to Senk Properties attributed to Mr. Tsengas is based upon his ownership percentage of 18%. Excludes option to purchase 150,000 shares of Common Stock, which is not exercisable within 60 days. Mr. Tsengas is the son of Dr. Tsengas.
(11) Includes 5,091,019 shares of Common Stock held, 270,000 shares of Common Stock issuable upon conversion of 27,000 outstanding shares of Preferred Stock and currently exercisable warrants to purchase 757,558 shares of Common Stock. Excludes options to purchase 500,000 shares of Common Stock, which are not exercisable within 60 days.
(12) Includes 728,292 shares of Common Stock held and currently exercisable warrants to purchase 135,000 shares of Common Stock issued to Mrs. Tsengas and also currently exercisable warrants to purchase 24,000 shares of Common stock issued to Senk Properties in which Mrs. Tsengas is a partner. The number of warrants issued to Senk Properties attributed to Mrs. Tsengas is based upon her ownership percentage of 12%. Mrs. Tsengas is the wife of Dr. Tsengas.
(13) Includes 1,008,403 shares of Common Stock held and currently exercisable warrants to purchase 5,000 shares of Common Stock issued to Mr. Tsengas and also currently exercisable warrants to purchase 36,000 shares of Common Stock issued to Senk Properties in which Mr. Tsengas is a partner. The number of warrants issued to Senk Properties attributed to Mr. Tsengas is based upon his ownership percentage of 18%. Mr. Tsengas in the son of Dr. Tsengas.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

   The members of the Board of Directors of the Company are Joseph T. Aveni, Greg W. Johnson, Dr. James W. McCourt, and Dr. Steven Tsengas.

   The Executive Officers of the Company are:

Dr. Steven Tsengas............. Chairman, President and Chief Executive Officer

Konstantine S. Tsengas......... Vice President of Operations and Secretary

Glenn R. Godley................ Executive Vice President of Marketing/Sales

John G. Murchie................ Treasurer and Controller

   The name, business address, present principal occupation or employment and five (5) year employment history of each of the directors and executive officers of the Company are set forth below. All such individuals are citizens of the United States unless otherwise indicated.

                                           Position(s) with the Company;
                                        Principal occupation or Employment;
   Name, Age and Business Address         Five(5) Year Employment History
   ------------------------------       -----------------------------------
 Joseph T. Aveni(65)..............  Mr. Aveni was elected to the Company's
  6000 Rockside Woods Blvd.         Board of Directors in November 1998. Mr.
  Suite 220                         Aveni is currently the Chief Executive
  Cleveland, OH 44131-2350          Officer of Realty One and serves on the
                                    Board of Directors of the Cleaveland Ballet
                                    and the Greater Cleveland Growth
                                    Association.

 Greg W. Johnson(47)..............  Mr. Johnson was elected to the Company's
  2241 Park Place                   Board of Directors in December 1999. Mr.
  Suite E                           Johnson is the founder and currently the
  Minden, NV 89423-8602             Chief Technology Officer of
                                    Homeseekers.com. Mr. Johnson previously
                                    served as Chairman of the Board from 1996
                                    through 1999 and as President and Chief
                                    Executive Officer from 1988 to 1996 of
                                    Homeseekers.com.

 Dr. James W. McCourt(59).........  Dr. McCourt was elected to the Company's
  PO Box 280                        Board of Directors in December 1999. Dr.
  Cooksville, TX 75558              McCourt recently retired from his dentistry
                                    practice in Harlingen, Texas.


 Dr. Steven Tsengas(63)...........  Dr. Tsengas has served on the Company's
  1300 East Street                  Board of Directors since the merger in 1998
  Fairport Harbor, OH 44077         and also was a director of Napro since it
                                    was incorporated in 1985. Dr. Tsengas has
                                    also been Chairman, President and Chief
                                    Executive Officer of the Company for the
                                    same period of time. Dr. Tsengas received
                                    his BS in Industrial Engineering from the
                                    State of New York University at Buffalo,
                                    his MS in Business from the University of
                                    Rochester, W. Simon Graduate School of
                                    Management, and his Ph.D. degree in Natural
                                    Health from Clayton College of Natural
                                    Health.

 Konstantine S. Tsengas(36).......  Mr. Tsengas has been Vice President of
  1300 East Street                  Operations and Secretary of the Company
  Fairport Harbor, OH 44077         since the merger in 1998 and served in the
                                    same capacities with Napro since 1995.
                                    Mr. Tsengas received his BS in Industrial
                                    Engineering from the University of Toledo
                                    and has completed graduate level courses in
                                    marketing and organizational behavior at
                                    Cleveland State University.

 Glenn R. Godley(36)..............  Mr. Godley has been Executive Vice
  1300 East Street                  President of Marketing/Sales of the Company
  Fairport Harbor, OH 44077         since May of 1999. From 1991 to 1999 Mr.
                                    Godley was Regional Manager of Sales and
                                    Marketing for Catalina Industries. Mr.
                                    Godley received his BS in Business
                                    Administration and Marketing from Cleveland
                                    State University.

 John G. Murchie(62)..............  Mr. Murchie has been Treasurer and
  1300 East Street                  Controller of the Company since January of
  Fairport Harbor, OH 44077         2000. From 1995 through 1999, Mr. Murchie
                                    served as Acting Chief Financial Officer,
                                    Controller and Chief Administrative Officer
                                    of Conversion Technologies International,
                                    Inc. and one of its subsidiaries. Mr.
                                    Murchie received his BS in Business
                                    Administration from Miami University of
                                    Ohio.

   All directors of the Company are elected by the stockholders, or in the case of a vacancy, by the directors then in office, to hold office until the next annual meeting of stockholders of the Company and until their successors are elected and qualified or until their earlier resignation or removal.

 Board Committee

   The Board of Directors has established a Compensation Committee, which makes recommendations to the Board with respect to general compensation and benefit levels for employees, determines the compensation and benefits for the Company's executive officers and administers the Company's stock option plan. The current members of this Committee are Joseph T. Aveni, Dr. James W. McCourt and Dr. Steven Tsengas.

 Limitation of Liability and Indemnification Matters

   The Company's Certificate of Incorporation contains provisions to indemnify its directors, officers, employees and agents of the Company to the fullest extent permitted by Colorado law, and also includes provisions to eliminate the personal liability of the directors, officers, employees and agents of the Company to the fullest extent permitted by Colorado law. Under current law, such exculpation would extend to an officer's or director's breaches of fiduciary duty, except for (i) breaches of such person's duty of loyalty, (ii) those instances where such person is found not to have acted in good faith and
(iii) those instances where such person received an improper personal benefit as a result of such breach.

Item 6. Executive Compensation.

                           Summary Compensation Table

   The following summary compensation table sets forth the aggregate compensation paid or accrued by the Company for the years ended December 31, 1999, 1998 and 1997 to its Executive Officers.

                                                             Long Term Compensation
                                                         ---------------------------------
                                  Annual Compensation      Awards           Payouts
                               ------------------------- ----------   --------------------
                                               Other     Securities
                                               Annual    Underlying    LTIP    All Other
  Name and Principal           Salary Bonus Compensation  Options/    Payouts Compensation
       Position           Year  ($)    ($)      ($)       SARS(#)       ($)       ($)
  ------------------      ---- ------ ----- ------------ ----------   ------- ------------
Dr. Steven Tsengas......  1999 74,375  --       --        200,000(3)    --        --
 Chairman, President      1998 75,000  --       --            --        --        --
 & Chief Executive        1997 75,000  --       --            --        --        --
 Officer

Konstantine S. Tsengas..  1999 59,500  --       --        150,000(3)    --        --
 Vice President of        1998 60,000  --       --            --        --        --
 Operations & Secretary   1997 50,000  --       --            --        --        --

Glenn R. Godley(1) .....  1999 32,506  --       --        100,000(3)    --        --
 Exec. Vice President of  1998    --   --       --            --        --        --
 Marketing/Sales          1997    --   --       --            --        --        --

John G. Murchie(2)......  1999    --   --       --            --        --        --
 Treasurer and            1998    --   --       --            --        --        --
 Controller               1997    --   --       --            --        --        --

--------
(1) Mr. Godley became an executive officer of the Company in May of 1999.
(2) Mr. Murchie became an executive officer of the Company in January of 2000.
(3) Represents options granted in December 1999 pursuant to the Company's 1999 Stock Option Plan which vest one-third on each of the second, third and fourth anniversaries of the date of grant, expire on the fifth anniversary of the date of grant and have an exercise price of $0.825 per share for Dr. Tsengas and $0.75 per share for Mr. Tsengas and Mr. Godley.

 Option Plan

   The Company maintains the 1999 Stock Option Plan (the "Plan") for its officers and key employees under which options may be granted at the discretion of the Board of Directors. The Company has reserved 850,000 shares of its Common Stock for issuance upon the exercise of options granted under the Plan.

   Under the Plan, options to purchase an aggregate of 632,000 shares are outstanding as of June 1, 2000. These options vest one-third on each of the second, third and fourth anniversaries of the date of grant and expire on the fifth anniversary of the date of grant. The Company grants options for the Plan at exercise prices equal to or greater than the fair market value of the Common Stock on the date of grant.

   The following table sets forth the number of individual stock option grants made to each Executive Officer during 1999.

                                            Percent of
                               Number of      Total
                               Securities  Options/SARs
                               Underlying   Granted to  Exercise or
                              Options/SARs Employees in     Base     Expiration
       Name                    Granted(#)    1999(1)    Price ($/sh)    Date
       ----                   ------------ ------------ ------------ ----------
Dr. Steven Tsengas...........   200,000        33.3%       $0.825     12/04/04
Konstantine S. Tsengas.......   150,000        25.0%       $ 0.75     12/04/04
Glenn R. Godley..............   100,000        16.7%       $ 0.75     12/04/04
John G. Murchie..............       --          --            --           --

--------
(1) The Company granted options to purchase an aggregate of 600,000 shares of Common Stock during 1999, all of which were granted on December 4, 1999.

   The following table sets forth information (on an aggregate basis) concerning exercises of stock options during 1999 by each of the Executive Officers and the final year-end value of unexercised options.

                                                  Number of Securities       Value of Unexercised
                                                 Underlying unexercised         "In-the-Money"
                                                      Options/SARs               Options/SARs
                            Shares     Value         at Year-End(#)           at Year-End($)(1)
                          Acquired or Realized -------------------------- --------------------------
       Name               Exercise(#)   ($)    Exercisable Unexerciseable Exercisable Unexerciseable
       ----               ----------- -------- ----------- -------------- ----------- --------------
Dr. Steven Tsengas......      --        --         --         200,000         --         $35,000
Konstantine S. Tsengas..      --        --         --         150,000         --         $37,500
Glenn R. Godley.........      --        --         --         100,000         --         $25,000
John G. Murchie.........      --        --         --             --          --             --

--------
(1) Calculated based upon the difference between the exercise price and the estimated fair market value of $1.00 a share on December 31, 1999.

 Compensation of Directors

   In 1999, directors who were full-time employees of the Company received no cash compensation for services rendered as members of the Board of Directors or a committee thereof. Directors who were not full-time employees of the Company received reimbursement for out-of-pocket expenses for attendance at Board of Director meetings. Non-Employee directors received no other compensation for their services as directors.

 Employment Contracts and Termination of Employment and Change-in-Control Arrangements

   Other than the Company's standard form of non-competition and confidentiality agreement, the Company does not presently have any employment contracts in effect with the Executive Officers of the Company, including any compensatory plans or arrangements resulting from the resignation, retirement or other terminations of the Executive Officers.

Item 7. Certain Relationships and Related Transactions.

   In September 1996, Napro entered into a sales commission agreement with Anthony O'Rourke, owner of Macke International Trade, Inc., and a former member of the Board of Directors. The agreement provides for the payment of a 4% commission on net sales to a certain customer for which commission of $34,244 and $29,200 were earned in 1998 and 1999. O'Rourke, through Macke International Trade, Inc., also provided sales consulting services for which $7,900 and $1,000 was expensed in 1998 and 1999, respectively. The Company issued 67,224 shares of Common Stock to Mr. O'Rourke in 1999 as payment for sales consulting services. Such shares were valued at $50,418.

   The Company leases production, warehouse and office facilities from a related entity, Senk Properties, a general partnership comprised of Dr. Steven Tsengas, Konstantine S. Tsengas, Evangelia S. Tsengas and Nicholas S. Tsengas. At December 31, 1999, the current monthly rental was $10,940 plus real estate taxes with annual increases each May in the base rental of approximately 3%. The initial lease term was for five years ending on May 31, 1998. It has been extended for five additional five year terms for a total possible term of twenty five years. Lease expense before the cancellation of accrued rent described in the Extraordinary Item Note to Consolidated Financial Statements was $138,795 and $134,464 for Fiscal 1999 and 1998. As of July 31, 2000, the
Company is current in its monthly rental payments.

   In February 1998, Dr. Steven Tsengas converted $50,000 in debt and $2,800 in accrued interest into 123,249 shares of Common Stock.

   In March 1998, the Company borrowed $100,000 from DKKS, LP, a firm for which Dr. James W. McCourt (who became a member of the Board of Directors in December
1999) is the general partner and $50,000 from Dr. Steven Tsengas. Both loans were for equipment purchases. In connection with these loans, the Company issued 100,000 warrants for the purchase of Common Stock at $0.75 a share to DKKS, LP and warrants to purchase 50,000 shares at the same price to Dr. Tsengas. These warrants expire on October 31, 2000.

   In connection with the 1998 Private Placement of Common Stock and warrants for the purchase of Common Stock which expire on October 31, 2000 (i) DKKS, LP converted $87,500 in debt and $1,809 in accrued interest into 119,078 shares of Common Stock, 119,078 warrants exercisable at $1.50 a share, and 50,000 warrants exercisable at $0.75 a share; (ii) Dr. Tsengas converted $43,750 in debt and $905 in accrued interest into 59,540 shares of Common Stock, 59,540 warrants exercisable at $1.50 a share and 25,000 warrants exercisable at $0.75 a share; and (iii) Joseph T. Aveni, a director, purchased for $100,000 in cash 133,334 shares of Common Stock and 133,334 warrants exercisable at $1.50 a share.

   On February 1, 1999 and September 1, 1999, the Company borrowed $100,000 and $200,000 for working capital purposes from Mr. Aveni. The initial Note for $100,000 was converted into 100,000 shares of Common Stock in March, 2000. The second note is due on August 31, 2001 and has an annual interest rate of 10%. In addition, Mr. Aveni received 50,000 warrants for the purchase of Common Stock at $0.75 per share which expire on July 31, 2001 and 100,000 warrants for the purchase of Common Stock at $1.00 per share which expire on August 31, 2001.

   In connection with the 1999 Private Placement of Preferred Stock, DKKS, LP purchased 20,000 shares for $200,000 in cash and Greg W. Johnson purchased 7,000 shares for $70,000 in cash.

   In December 1999, the Company issued an aggregate total of 500,000 warrants for the purchase of Common Stock at $1.00 per share which expire on December 14, 2004 to Dr. Steven Tsengas, Konstantine S. Tsengas, Evangelia S. Tsengas, Nicholas S. Tsengas and the grandchildren of Dr. Tsengas.

   On December 4, 1999, the Board of Directors approved the 1999 Stock Option Plan (the "Plan") subject to shareholder approval, which approval was obtained on August 5, 2000. This Plan replaced the prior plan and provided that the options previously granted to officers and key employees would be exchanged for options under the Plan in an equal amount and identical exercise price. Dr. Tsengas, Mr. Tsengas and Mr. Godley were granted options to purchase 200,000, 150,000 and 100,000 shares, respectively, of Common Stock at an exercise price of $0.825 for Dr. Tsengas and $0.75 for Messrs. Tsengas and Godley. One-third of such options vest on each of the second, third and fourth anniversaries of the date of grant and expire on the fifth anniversary of the date of grant.

   In January 2000, the company issued 40,000 warrants for the purchase of Common Stock at $1.00 per share, which expire on December 31, 2001, to Greg W. Johnson, a director of the Company, for consulting services to be provided by Johnson to the Company.

Item 8. Description of Securities.

   The following statements constitute a brief summary of the Company's Certificate of Incorporation, as amended. Such summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate of Incorporation.

   The Company is authorized to issue 50,000,000 shares of Common Stock, with no par value. As of the date hereof, there are 10,544,687 shares of Common Stock outstanding, excluding shares reserved for issuance upon the conversion of 100,000 shares of Preferred Stock into 1,000,000 shares of Common Stock and the exercise of 2,169,206 warrants and 632,000 issued and outstanding Common Stock options.

   The holders of Common Stock are entitled to one vote per share with respect to all matters on which holders of the Company's Common Stock are entitled to vote, including the election of directors. The Common Stock does not have cumulative voting rights and, therefore, holders of shares entitled to exercise more than 50% of the voting power are able to elect 100% of the directors of the Company. In the event of dissolution or liquidation or winding up the Company's business, whether voluntary or involuntary, the holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and payment to the holders of the Company's Preferred Stock.

   The Company is also authorized to issue 5,000,000 shares of non-voting Convertible Preferred Stock, with no par value. As of the date hereof, there are 100,000 shares of such Preferred Stock outstanding and each share is convertible into ten shares of Common Stock at a conversion price of $1.00 per share. The Company may redeem the preferred shares at $10.00 per share or convert each preferred share into ten common shares, at the option of the shareholder, at such time as the common shares are trading on a public exchange at a closing price of $4.00 or above for a period of ten consecutive business days. The holders of the Preferred Stock are entitled to a 10% stock dividend paid annually in common shares beginning in November 2000. Under certain conditions in the agreement with the Company's bank lender described in the next paragraph, each preferred shareholder may elect to receive a cash dividend in lieu of the Common Stock dividend.

   Each share of Common Stock has an equal right to receive dividends when and if the Board of Directors decides to declare a dividend after the payment of any accrued dividends on Preferred Stock. Under its agreement with its bank lender, if the Company generates adequate "cash flow" (net income plus depreciation and amortization minus principal payments on non-lender indebtedness as determined in accordance with Generally Accepted Accounting Principles), it may pay up to 100% of its cash flow in cash dividends on its capital stock. The Company has never paid cash dividends and does not anticipate paying cash dividends in the foreseeable future on its Common Stock. The holders of the Common Stock are not entitled to preemptive rights.

   There are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

                                    PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

   The Company intends to apply for trading in the over-the-counter market and for listing on the Over-The-Counter Pink Sheets.

   From April through October of 1998, the Company sold through a Private Placement 1,226,298 shares of no par value Common Stock and issued warrants, which expire on October 31, 2000, to purchase 1,226,298 shares of Common Stock at an exercise price of $1.50 per share. The Company accepted $754,502 in cash and cancellation of debt and accrued interest in the amount of $165,221 as consideration for the sale of the Common Stock and warrants.

   From July through November of 1999, the Company sold through a Private Placement 100,000 shares no par value non-voting Preferred Stock. Each share of Preferred Stock is convertible into ten shares of Common Stock at a conversion price of $1.00 per share. Each share of Preferred Stock is entitled to a 10% stock dividend paid annually in common shares (one share of Common Stock for each share of Preferred Stock) beginning in November 2000. Under its agreement with the bank lender, if the Company generates adequate "cash flow," it may pay up to 100% of its cash flow in cash dividends if a Preferred Stock shareholder elects to receive cash rather than Common Stock. The Company accepted $965,000 in cash and cancellation of debt owed in the amount of $35,000 as consideration for the sale of the Preferred Stock.

   As of August 1, 2000, the Company had outstanding: (i) 100,000 shares of Preferred Stock convertible into 1,000,000 shares of Common Stock at a conversion price of $1.00 per share; (ii) 2,169,206 warrants to purchase an aggregate of 2,169,206 shares of Common Stock at exercise prices ranging from $0.50 to $1.50 per share; and (iii) options to purchase an aggregate of 632,000 shares of Common Stock at exercise prices ranging from $0.75 to $1.00 per share.

   As of August 1, 2000, the number of holders of the Company's Common Stock is 193.

   The Company has never paid any cash dividends nor does it intend, in the foreseeable future, to make any cash distributions to its Common Stockholders as dividends.

Item 2. Legal Proceedings.

   On November 19, 1999, the Company commenced litigation in the Court of Common Pleas, Cuyahoga County, Ohio, against Petzone Products, Inc., a direct competitor of the Company, and Shirish Patel, a principal/shareholder of Petzone Products, Inc. The Company has alleged that the Defendants converted certain trade secrets and committed fraud, for which they owe the Company damages in excess of One Million Dollars ($1,000,000.00) in compensatory and punitive remuneration. In answering the Company's complaint, the Defendants also counter-claimed against the Company alleging that one of the Company's products unfairly and deceptively competes with a product sold by Petzone Products, Inc. Petzone asks for statutory damages, injunctive relief and for its costs of suit. The Company answered Petzone's counterclaim denying all the material allegations thereof. Discovery is set to be completed by the end of June, with trial expected in October of 2000.

   On or around May 3, 2000, litigation was commenced against the Company by Sinitron, a supplier of certain Company mold designs, in the Franklin County Municipal Court, Court of Small Claims Division. Sinitron has asked, through two separate lawsuits, for relief in the sum of $3,424.18 plus interest for services rendered to modify two Company molds. The Company has settled these lawsuits, and will attempt to recoup the settlement payments in a separate lawsuit against the supplier and others for negligence, fraud, and assorted other tortious and contractual claims.

   On May 17, 2000, litigation was commenced against the Company in the Court of Common Pleas, Summit County, Ohio by a supplier, Southern Polymer, Inc. Numerous co-defendants exist as well, including the purchaser of the business of a discontinued Company subsidiary, Sanar. The supplier seeks payment of unpaid invoices in the amount of $79,339.60 plus interest. The Company's position is that the purchaser of Sanar's assets has, by agreement, contractually assumed this liability and is bound to indemnify and defend the Company against this lawsuit. The purchaser is currently attempting to settle this matter in a way that would also dispose of the claims against the Company.

   On June 20, 2000 litigation was commenced against the Company in the Court of Common Pleas, Summit County, Ohio by a supplier, Goldmark Plastics, Intl. Numerous co-defendants exist as well, including the purchaser of the business of the discontinued company subsidiary, Sanar. The supplier seeks payment of unpaid invoices in the amount of $117,189.41 plus interest and costs. The Company's position is that the purchaser of Sanar's assets has, by agreement, contractually assumed this liability and is bound to indemnify the Company against this lawsuit. Given the recent commencement of this action, it is not yet known how matters will proceed.

   On July 19, 2000, the Company commenced litigation in the Court of Common Pleas, Cuyahoga County, Ohio, against Sinitron Corporation (a supplier of certain Company mold designs), Jack Lemkin, owner and operator of Sinitron Corporation, and a manufacturer, Bennett Plastics, Inc. The Company has alleged against the Defendants breach of contract, negligence, unjust enrichment and breach of warranty of fitness for a particular purpose. The Company did not specify damages in its Complaint, but estimates compensatory and consequential damages to exceed Five Hundred Thousand Dollars ($500,000.00). The Defendants have yet to file their respective Answers. As this action has been recently commenced, it is not yet known how matters will proceed.

   In addition to the above matters and in the normal course of conducting its business, the Company may become involved in various other litigation. The Company is not a party to any litigation or governmental proceeding which its management or legal representatives believe could result in any judgments or fines against it that would have a material adverse effect or impact in the Company's financial position, liquidity or results of operation.

Item 3. Changes in and Disagreements with Accountants.

   During the company's two most recent calendar years or any later interim period, there have been no changes in, or disagreements with, the Company's principal independent accountant or a significant subsidiary's independent accountant.

Item 4. Recent Sales of Unregistered Securities.

   During the last three years, the Company has sold the following securities without registering them under the Securities Act of 1933, as amended (the "Securities Act").

   From March 1997 through February 1998, Napro privately placed 1,529,577 shares of no par value common stock for which it accepted as consideration for the sales $498,619 in cash and cancellation of debt and accrued expenses in the amount of $156,581. Of the debt and accrued expenses converted, $120,000 was from Dr. Steven Tsengas for debt and accrued interest owed to him. The common stock was sold in reliance upon exemptions from registration provided by Rule 506 of Regulation D and Section 4(2) of the Securities Act. In connection with the sales: Napro did not conduct any general advertisement or solicitation; each purchaser was provided with a Confidential Memorandum for his or her review prior to any sale; and each purchaser represented that, among other things, the purchaser was an "accredited investor," as that term is defined in Regulation D, and the purchaser was purchasing the shares for investment and not with a view to distribution.

   In 1998, the Company sold through a Private Placement 1,226,298 shares of no par value Common Stock, at an offering price of $.75 per share, and issued warrants, which expire on October 31, 2000, to purchase 1,226,298 shares of Common Stock. The exercise price of the warrants is $1.50 per share. The Company accepted $754,502 in cash, and cancellation of debt and accrued interest in the amount of $165,221, as consideration for the sale of the Common Stock and warrants. Travis Morgan Securities, Inc. ("Travis Morgan"), a registered NASD broker dealer based in California, served as the Company's Agent for the Common Stock distribution for sale by various brokers and/or dealers. The Company paid brokers or dealers a cash sales commission of 10%, a fee for unaccountable expenses of 3% and issued them warrants, which expire on October 31, 2000, to purchase 113,208 shares of Common Stock at an exercise price of $0.825 per share. The Common Stock and warrants were sold in reliance on exemptions from registration provided by Rule 504 of Regulation D and
Section 4(2) of the Securities Act. In connection with the sales: the Company did not conduct any general advertisement or solicitation; each purchaser was provided with a copy of the private placement memorandum for his or her review prior to any sale; and each purchaser represented that, among other things, the purchaser was an "accredited investor," as that term is defined in Regulation D, and the purchaser was purchasing the shares for investment and not with a view to distribution. Appropriate legends were affixed to the certificates representing the shares.

   In 1999, the Company sold through a Private Placement 100,000 shares of no par value non-voting Convertible Preferred Stock, at an offering price of $10.00 per share. Each share of Preferred Stock is convertible into ten shares of Common Stock at a conversion price of $1.00 per share. The Company accepted $965,000 in cash and cancellation of debt owed in the amount of $35,000 as consideration for the sale of the Preferred Stock. Travis Morgan again served as the Company's Agent for the Preferred Stock distribution for sale by various brokers and/or dealers. The Company paid brokers or dealers a cash sales commission of 8% and issued them warrants, which expire on October 31, 2004, to purchase 77,200 shares of Common Stock at an exercise price of $1.10 per share. The Preferred Stock was sold in reliance upon exemptions from registration provided by Rule 504 of Regulations D and Section 4.2 of the Securities Act. In connection with the sales: the Company did not conduct any general advertisement or solicitation; each purchaser was provided with a copy of the private placement memorandum for his or her review prior to any sale; and each purchaser represented that, among other things, the purchaser was an "accredited investor," as that term is defined in Regulation D, and the purchaser was purchasing the shares for investment and not with a view to distribution. Appropriate legends were affixed to the certificates representing the shares.

   To assist the Company in strategic business and marketing planning during 1999, the Company entered into consulting services agreements under which the consultants received in June 1999, 68,224 shares of Common Stock valued at $51,169. Included in the shares issued were 67,224 to Anthony O'Rourke, a former director.

Item 5. Indemnification of Directors, Officers, and Others.

   The Company's Certificate of Incorporation provides that the Board of Directors shall have the power to:

     A. Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company), by reason of the fact that he is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonable incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonable believed to be in the best interests of the Company and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in the best interests of the

  Company and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     B. Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of the Company, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Company; but no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person if fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

     C. Indemnify a director, officer, employee or agent of the Company to the extent that such person has been successful on the merits in defense of any action, suit or proceeding referred to in Subparagraph A or B above or in defense of any claim, issue, or matter therein, against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

     D. Authorize indemnification under Subparagraph A or B above (unless ordered by a court) in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in said Subparagraph A or B. Such determination shall be made by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or, if such a quorum is not obtainable or even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the shareholders.

     E. Authorize payment of expenses (including attorney's fees) incurred in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding as authorized in Subparagraph D above upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it is ultimately determined that he is entitled to be indemnified by the Company as authorized above.

   The Company's Bylaws contains the following Indemnification provision:

                                  Article VII.

                                Indemnification

   No Officer or Directors shall be personally liable for any obligations of the Corporation or for any duties or obligations arising out of any acts or conduct of said Officer or Director performed for or on behalf of the Corporation. The Corporation shall and does hereby indemnify and hold harmless each person and his heirs and administrators who shall serve at any item hereafter as a Director or Officer of the Corporation from and against any and all claims, judgments and liabilities to which such persons shall become subject by reason of his having heretofore or hereafter been a Director or Officer of the Corporation, or by reason of any action alleged to have heretofore or hereafter or omitted to have been taken by him as such Director or Officer, and shall reimburse each such person for all legal and other expenses reasonably incurred by him in connection with any such claim or liability, including power to defend such persons from all suits or claims as provided for under the provisions of the Nevada Revised Statutes; provided, however, that no such persons shall be indemnified against, or be reimbursed for, any expense incurred in connection with any claim or liability arising out of his own negligence or willful misconduct. The rights accruing to any person under the foregoing provisions of this section shall not exclude any other right to which he may lawfully be entitled, nor shall anything herein contained restrict the right of the Corporation to indemnify or reimburse such person in any proper case, even though not specifically herein provided for. The Corporation, its Directors, Officers, employees and agents shall be fully protected in taking any action or making any payment, or in refusing so to do in reliance upon the advice of counsel.

   As of August 1, 2000 the Company does not have, but reserves the right to purchase and maintain, directors and officers insurance insuring its directors and officers against any liability arising out of their status as such, regardless of whether the Company has the power to indemnify such persons against such liability under applicable law.

   Insofar as indemnification for liabilities arising under the Securities Exchange Act of 1934 may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


                                    PART F/S

   The following financial statements are provided below:

  . Unaudited consolidated financial statements for quarter ended March 31, 2000 and (audited) year ended December 31, 1999.

  . Audited consolidated financial statements for the years ended December
    31, 1999 and December 31, 1998.

                       OURPET'S COMPANY AND SUBSIDIARIES

                             FAIRPORT HARBOR, OHIO


                              FINANCIAL STATEMENTS
                                 MARCH 31, 2000

                       OURPET'S COMPANY AND SUBSIDIARIES
                              FINANCIAL STATEMENTS

                                                                          Page
                                                                         Number
                                                                         ------

Consolidated Balance Sheets of Ourpet's Company and Subsidiaries as of
 March 31, 2000 and December 31, 1999..................................    22

Consolidated Statements of Income of Ourpet's Company and Subsidiaries
 for the three month periods ended March 31, 2000 and 1999.............    23

Consolidated Statements of Stockholders' Equity of Ourpet's Company and
 Subsidiaries for the three month period ended March 31, 2000..........    24

Consolidated Statements of Cash Flows of Ourpet's Company and
 Subsidiaries for the three month periods ended March 31, 2000 and
 1999..................................................................    25

Notes to Consolidated Financial Statements.............................    26

Management's Discussion and Analysis of Financial Condition and Results
 of Operations.........................................................


                       OURPET'S COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                       March 31,   December 31,
                                                         2000          1999
                                                      -----------  ------------
                                                      (Unaudited)
                       ASSETS
                       ------
CURRENT ASSETS
 Cash and cash equivalents..........................  $   117,679  $   108,324
 Accounts receivable--trade, less allowance for
  doubtful accounts of $ 33,168 and $ 30,768........      809,302      771,885
 Inventories........................................    1,238,586    1,019,616
 Prepaid expenses...................................       92,420       34,848
                                                      -----------  -----------
  Total current assets..............................    2,257,987    1,934,673
                                                      -----------  -----------

PROPERTY AND EQUIPMENT
 Machinery and equipment............................          --     1,729,031
 Furniture and fixtures.............................       83,166       79,358
 Vehicles...........................................        5,649        5,649
 Leasehold improvements.............................       22,443       48,843
 Tooling............................................      962,713      727,977
 Property held under capital leases.................       52,143       70,061
 Construction in progress...........................      118,571      252,788
                                                      -----------  -----------
  Total.............................................    1,244,685    2,913,707
 Less accumulated depreciation......................      326,260    1,318,810
                                                      -----------  -----------
 Net property and equipment.........................      918,425    1,594,897
                                                      -----------  -----------

OTHER ASSETS
 Deposits...........................................       37,012       44,083
 Loan acquisition costs, less amortization of $7,337
  and $9,971........................................        9,316       17,783
 Patents, less amortization of $7,520 and $6.519....       49,032       48,212
                                                      -----------  -----------
  Total other assets................................       95,360      110,078
                                                      -----------  -----------
  Total assets......................................  $ 3,271,772  $ 3,639,648
                                                      ===========  ===========

                    LIABILITIES
                    -----------
CURRENT LIABILITIES
 Notes payable......................................  $   700,644  $   623,938
 Current maturities of long-term debt...............          --       153,981
 Current portion of capital lease obligations.......       14,474       11,131
 Accounts payable--trade............................      531,349      775,357
 Accrued expenses...................................      206,813      155,428
                                                      -----------  -----------
  Total current liabilities.........................    1,453,280    1,719,835
                                                      -----------  -----------
LONG-TERM DEBT
 Long-term debt--less current portion above.........      200,000      690,893
 Capital lease obligations--less current portion
  above.............................................       25,497       34,258
                                                      -----------  -----------
  Total long-term debt..............................      225,497      725,151
                                                      -----------  -----------
  Total liabilities.................................    1,678,777    2,444,986
                                                      -----------  -----------

                STOCKHOLDERS' EQUITY
                --------------------
COMMON STOCK, no par value; authorized 50,000,000
 shares, issued and outstanding 10,544,687 and
 10,294,687 shares..................................    2,115,460    1,902,960
PREFERRED STOCK--no par value; authorized 5,000,000
 shares, issued and outstanding 100,000 shares......      913,150      913,150
PAID-IN CAPITAL.....................................       65,710      107,240
ACCUMULATED DEFICIT.................................   (1,501,325)  (1,728,688)
                                                      -----------  -----------
  Total stockholders' equity........................    1,592,995    1,194,662
                                                      -----------  -----------
  Total liabilities and stockholders' equity........  $ 3,271,772  $ 3,639,648
                                                      ===========  ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                       OURPET'S COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                       For the Three Months
                                                          Ended March 31,
                                                      ------------------------
                                                         2000         1999
                                                      -----------  -----------
                                                            (Unaudited)
Net revenue.......................................... $ 1,424,677  $   813,638
Cost of goods sold...................................   1,025,002      533,259
                                                      -----------  -----------
Gross profit on sales................................     399,675      280,379
Selling, general and administrative expenses.........     282,831      181,855
                                                      -----------  -----------
Income from operations...............................     116,844       98,524
Interest and other income............................         814       20,007
Interest expense.....................................     (23,316)     (14,456)
                                                      -----------  -----------
Income from continuing operations....................      94,342      104,075
Loss from operations of discontinued subsidiary......     (58,535)     (73,733)
Gain on sale of discontinued subsidiary..............     191,556          --
                                                      -----------  -----------
Net income...........................................     227,363       30,342
Preferred Stock dividends............................     (41,530)         --
                                                      -----------  -----------
Net income applicable to Common Stock................ $   185,833  $    30,342
                                                      ===========  ===========
Basic Income (Loss) Per Common Share:
  Income from continuing operations.................. $      0.01  $      0.01
  Loss from operations of discontinued subsidiary....       (0.01)       (0.01)
  Gain on sale of discontinued subsidiary............        0.02          --
                                                      -----------  -----------
  Net income......................................... $      0.02  $       --
                                                      ===========  ===========
  Weighted average number of common shares
   outstanding.......................................  10,341,940   10,226,463
                                                      ===========  ===========


   The accompanying notes are an integral part of the consolidated financial statements.

                       OURPET'S COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       THREE MONTHS ENDED MARCH 31, 2000

                         Preferred Stock      Common Stock
                         ---------------- ---------------------
                         Number                                                            Total
                           of             Number of             Paid-In   Accumulated  Stockholders'
                         Shares   Amount    Shares     Amount   Capital     Deficit       Equity
                         ------- -------- ---------- ---------- --------  -----------  -------------
                                                        (Unaudited)
Balance at December 31,
 1999................... 100,000 $913,150 10,294,687 $1,902,960 $107,240  $(1,728,688)  $1,194,662
Common Stock issued in
 exchange for
 cancellation of debt...                     100,000    100,000                            100,000
Common Stock issued for
 cash...................                     150,000    112,500                            112,500
Preferred Stock
 dividends..............                                         (41,530)                  (41,530)
Net income..............                                                      227,363      227,363
                         ------- -------- ---------- ---------- --------  -----------   ----------
Balance at March 31,
 2000................... 100,000 $913,150 10,544,687 $2,115,460 $ 65,710  $(1,501,325)  $1,592,995
                         ======= ======== ========== ========== ========  ===========   ==========


   The accompanying notes are an integral part of the consolidated financial statements.

                       OURPET'S COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                        For the Three Months
                                                           Ended March 31,
                                                        ----------------------
                                                           2000        1999
                                                        ----------  ----------
                                                             (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
  Income from continuing operations.................... $   94,342  $  104,075
  Loss from discontinued operations....................    (58,535)    (73,733)
  Adjustments to reconcile net loss to net cash used in
   operating activities:
    Depreciation expense...............................     84,874      73,718
    Amortization expense...............................      3,301      16,215
    (Increase) decrease in assets:
      Accounts receivable..............................   (300,034)     39,666
      Deposits.........................................      7,071      (4,668)
      Inventories......................................   (465,050)   (211,242)
      Patent costs.....................................     (1,822)     (7,203)
      Prepaid expenses.................................    (58,017)     32,630
    Increase (decrease) in liabilities:
      Accounts payable.................................    207,701    (110,411)
      Accrued expenses.................................     24,220      15,138
                                                        ----------  ----------
        Net cash used in operating activities..........   (461,949)   (125,815)
                                                        ----------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisition of property and equipment................   (104,326)    (24,400)
  Gain on sale of discontinued subsidiary..............     25,000         --
                                                        ----------  ----------
        Net cash used in investing activities..........    (79,326)    (24,400)
CASH FLOWS FROM FINANCING ACTIVITIES
  Principal payments on long-term debt.................    (42,175)    (37,486)
  Issuance of notes payable to shareholders............        --      160,000
  Issuance of notes payable............................    483,275      84,978
  Principal payments under capital lease obligations...     (2,970)     (2,911)
  Issuance of Common Stock.............................    112,500         --
                                                        ----------  ----------
        Net cash provided by financing activities......    550,630     204,581
                                                        ----------  ----------
        Net increase in cash...........................      9,355      54,366
CASH AT BEGINNING OF PERIOD............................    108,324     103,429
                                                        ----------  ----------
CASH AT END OF PERIOD.................................. $  117,679  $  157,795
                                                        ==========  ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Interest paid........................................ $   42,142  $   38,919
SUPPLEMENTAL DISCLOSURE OF NON CASH TRANSACTIONS
  Notes payable converted into Common Stock............ $  100,000  $      --
  Dividends accrued on Preferred Stock................. $   41,530  $      --

   The accompanying notes are an integral part of the consolidated financial statements.

                       OURPET'S COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                MARCH 31, 2000
                                  (Unaudited)

BASIS OF PRESENTATION

   The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented have been included. These consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes for the fiscal year ended December 31, 1999 included in the Company's annual report on Form 10-KSB.

INVENTORIES

   Inventories are carried at the lower of cost, first-in, first-out method or market. Inventories at March 31, 2000 and December 31, 1999 consist of:

                                                              2000       1999
                                                           ---------- ----------
   Finished goods......................................... $1,238,586 $  875,278
   Raw materials..........................................               119,868
   Production supplies....................................                24,470
                                                           ---------- ----------
     Total................................................ $1,238,586 $1,019,616
                                                           ========== ==========

   All inventories are pledged as collateral for bank and small business administration loans

REVENUE RECOGNITION

   With respect to revenue from product sales, revenue is recognized only upon shipment of products to customers. The Company derives its revenues from the sale of proprietary pet products under the OurPet's brand name.

   For the three months ended March 31, 2000, 67.4% of the Company's revenue was derived from two major customers. Revenue generated from each of these customers amounted to $628,339 and $334,202, which represents 44.0% and 23.4% of total revenue, respectively.

   For the three months ended March 31, 1999, 46.0% of the Company's revenue was derived from two major customers. Revenue generated from each of these customers amounted to $280,261 and $96,857, which represents 34.2% and 11.8% of total revenue, respectively.

NET INCOME PER COMMON SHARE

   Basic net loss per Common Share is based on the net loss attributable to common stockholders for the year, divided by the weighted average number of common shares outstanding during the year. Potential common shares have not been included since their effect would be antidilutive. Common shares that could be potentially dilutive include 660,000 stock options, 2,169,206 warrants and 1,000,000 shares underlying the Preferred Stock.

RECENT ACCOUNTING PRONOUNCEMENTS

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 133

                       OURPET'S COMPANY AND SUBSIDIARIES

                                 MARCH 31, 2000
                                  (Unaudited)

requires companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at fair value. FAS 133, as amended by FAS 137, is effective for periods beginning after June 15, 2000. Historically, the Company has not entered into derivative contracts. Accordingly, FAS 133 is not expected to affect the Company's financial statements.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

RESULTS OF OPERATIONS

   Three Months ended March 31, 2000 Compared to Three Months ended March 31,
1999

   Net revenue from continuing operations for 2000 was approximately $1,425,000 consisting of sales of proprietary products for the retail pet business as compared to net revenue from continuing operations for 1999 of approximately $814,000 for sales of the same proprietary products. This increase of $611,000 was mainly the result of a new dog feeder which was being marketed for the first time in 2000.

   Cost of goods sold was approximately $1,025,000 for 2000 compared to approximately $533,000 for the prior year, representing an increase of approximately $492,000 or 92.2% when net revenues increased by approximately $611,000 or 75.1%. The larger percentage increase in cost of goods sold was mainly due to lower gross margins realized when introducing new product, higher freight costs incurred when shipping to individual locations of a pet store chain, increased depreciation on the molds and tooling acquired to make new products and increased rent for additional warehouse space.

   As a result of the above increases in net revenue of $611,000 and in cost of goods sold of $492,000, the Company's gross margin increased by approximately $119,000 to a profit of $400,000 for 2000 compared to a profit of $281,000 for 1999. The increase in net revenue more than offset the higher costs incurred for new product, freight, depreciation and rent.

   Selling, general and administrative expenses increased by approximately $101,000 to approximately $283,000 for 2000, as compared to approximately $182,000 for 1999. This increase was primarily the result of increases in the accrual for professional fees for accountants of $13,000, in marketing promotions for products of $17,000, in commissions paid to sales representatives of $16,000 due to increased sales, in the accrual for annual customer rebates of $13,000 due to a new program started in 2000, in salaries and wages of $13,000 for the increase in the sales and marketing staff, and the accrual for the employee profit sharing of $18,000 for the new incentive started in 2000.

   Interest and other income decreased by approximately $19,000 to approximately $1,000 for 2000, as compared to $20,000 for 1999 as a result of the decrease in other income related to sub-contracted manufacturing operations for one of the dog toy products in 2000.

   Interest expense increased by approximately $9,000 to approximately $23,000 for 2000 from approximately $14,000 in 1999. This increase was mainly due to the higher prime rate of interest charged for borrowings under the bank line of credit and the issuance of notes payable to shareholders that were outstanding in 2000 and not in 1999.

   The loss from operations of the discontinued subsidiary decreased to approximately $59,000 in 2000 from approximately $74,000 in 1999 or by $15,000. The decreased loss was due to several factors, while net revenue

                       OURPET'S COMPANY AND SUBSIDIARIES

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                            OPERATIONS--(Continued)

from outside customers decreased by approximately $23,000, the cost of goods sold decreased by approximately $50,000 resulting in an increase in gross profit on sales of $27,000, selling, general and administrative expenses decreased by approximately $7,000, which were somewhat offset by an increase in net interest and other income of approximately $19,000.

   The Company sold the operations of the discontinued subsidiary as of March 31, 2000 with the buyer purchasing assets of approximately $1,211,000 and assuming liabilities of approximately $1,378,000. The sale resulted in a gain of approximately $192,000.

LIQUIDITY AND CAPITAL RESOURCES

   The Company has funded its continuing operations principally from bank debt and the proceeds from equity financing. As of March 31, 2000, after the sale of the operations of the discontinued subsidiary, the Company had approximately $901,000 in principal amount of indebtedness (excluding $40,000 borrowed under capital lease obligations), consisting of (I) approximately $701,000 principal balance under the line of credit agreement with a bank, which bears interest at the prime rate plus 2% and (ii) approximately $200,000 outstanding principal amount under a note payable to a director, which bears interest at 10% and is due on August 31, 2001. The Company's indebtedness is secured by liens on its assets and the indebtedness has been used to finance its equipment and working capital requirements. The agreements related to such indebtedness contain customary covenants and default provisions.

   Net cash used in operating activities for the three months ended March 31, 2000 was $461,949. Of this amount, net income for the quarter provided cash of $124,882 net of non-cash charges for depreciation and amortization and cash was used for the net change of $586,831 in our operating assets and liabilities, consisting primarily of increases in accounts receivable and inventories which were partially offset by an increase in accounts payable.

   Net cash used in investing activities for the quarter was $79,326 with the acquisition of property and equipment using $104,326 and the sale of the discontinued subsidiary providing $25,000.

   Net cash provided by financing activities for the quarter was $550,630 with the net borrowings under the bank line of credit providing $483,275 and the sale of Common Stock upon the exercise of a warrant providing $112,500. Cash was used for the principal payments on long-term debt and capital lease obligations in the amount of $45,145.

                       OURPET'S COMPANY AND SUBSIDIARIES

                             FAIRPORT HARBOR, OHIO


                              FINANCIAL STATEMENTS
                               DECEMBER 31, 1999

                       OURPET'S COMPANY AND SUBSIDIARIES

                              FINANCIAL STATEMENTS

                                                                         Page
                                                                        Number
                                                                        ------
Report of Independent Auditors.........................................   32

Consolidated Balance Sheets as of December 31, 1999 and December 31,
 1998..................................................................   33

Consolidated Statements of Operations for the years ended December 31,
 1999 and December 31, 1998............................................   34

Consolidated Statements of Stockholders' Equity for the years ended
 December 31, 1999 and December 31, 1998...............................   34

Consolidated Statements of Cash Flows for the years ended December 31,
 1999 and December 31, 1998............................................   36

Notes to Consolidated Financial Statements.............................   37

                         Report of Independent Auditors

To the Stockholders and Board of Directors
OurPet's Company and Subsidiaries

   We have audited the accompanying consolidated balance sheets of OurPet's Company and Subsidiaries, a Colorado corporation, as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   Except as explained in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   We did not observe the physical inventory (restated at $ 406,620) taken as of December 31, 1997, since that date was prior to our initial engagement as auditors for the Company, and the Company's records do not permit adequate retroactive tests of those inventory quantities. Accordingly, the scope of our work was not sufficient to enable us to express, and we do not express an opinion on the statements of operations, stockholders' equity and cash flows for the year ended December 31, 1998.

   In our opinion, the accompanying balance sheets present fairly, in all material respects, the consolidated financial position of OurPet's Company and Subsidiaries as of December 31, 1999 and 1998, and the consolidated results of their operations and cash flows for the year ended December 31, 1999 in conformity with generally accepted accounting principles.

                                          S. R. Snodgrass, A.C.
                                          Certified Public Accountants

Mentor, Ohio
February 17, 2000, except for the
footnote for subsequent event as
to which the date is March 31, 2000

                       OURPET'S COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                            December 31,
                                                      --------------------------
                                                         1999          1998
                                                      -----------  -------------
                                                                   (As Restated)
                       ASSETS
                       ------
CURRENT ASSETS
 Cash and cash equivalents..........................  $   108,324   $   103,429
 Accounts receivable--trade, less allowance for
  doubtful accounts of $ 30,768 and $ 45,394........      771,885       649,883
 Inventories........................................    1,019,616       731,111
 Prepaid expenses...................................       34,848        65,191
                                                      -----------   -----------
  Total current assets..............................    1,934,673     1,549,614
                                                      -----------   -----------

PROPERTY AND EQUIPMENT
 Machinery and equipment............................    1,729,031     1,728,109
 Furniture and fixtures.............................       79,358        62,509
 Vehicles...........................................        5,649         5,649
 Leasehold improvements.............................       48,843        47,693
 Tooling............................................      727,977       491,884
 Property held under capital leases.................       70,061        67,984
 Construction in progress...........................      252,788        36,088
                                                      -----------   -----------
  Total.............................................    2,913,707     2,439,916
 Less accumulated depreciation......................    1,318,810     1,033,423
                                                      -----------   -----------
 Net property and equipment.........................    1,594,897     1,406,493
                                                      -----------   -----------

OTHER ASSETS
 Deposits...........................................       44,083        24,356
 Loan acquisition costs, less amortization of $9,971
  and $771..........................................       17,783        26,983
 Organization costs, less amortization of $35,286
  and $27,028.......................................          --          8,258
 Patents, less amortization of $6,519 and $3,955....       48,212        44,370
                                                      -----------   -----------
  Total other assets................................      110,078       103,967
                                                      -----------   -----------
  Total assets......................................  $ 3,639,648   $ 3,060,074
                                                      ===========   ===========

                    LIABILITIES
                    -----------
CURRENT LIABILITIES
 Notes payable......................................  $   623,938   $   498,787
 Current maturities of long-term debt...............      153,981       150,949
 Current portion of capital lease obligations.......       11,131        12,207
 Accounts payable--trade............................      775,357       666,877
 Accrued expenses...................................      155,428       282,460
                                                      -----------   -----------
  Total current liabilities.........................    1,719,835     1,611,280
                                                      -----------   -----------

LONG-TERM DEBT
 Long-term debt--less current portion above.........      690,893       644,874
 Notes payable to related parties...................          --        200,000
 Capital lease obligations--less current portion
  above.............................................       34,258        30,864
                                                      -----------   -----------
  Total long-term debt..............................      725,151       875,738
                                                      -----------   -----------
  Total liabilities.................................    2,444,986     2,487,018
                                                      -----------   -----------

                STOCKHOLDERS' EQUITY
                --------------------
COMMON STOCK
 No par value; authorized 50,000,000 shares, issued
  and outstanding 10,294,687 and 10,226,463 shares..    1,902,960     1,851,791
PREFERRED STOCK
 No par value; authorized 5,000,000 shares, issued
  and outstanding 100,000 shares....................      913,150           --
PAID-IN CAPITAL.....................................      107,240       107,240
ACCUMULATED DEFICIT.................................   (1,728,688)   (1,385,975)
                                                      -----------   -----------
  Total stockholders' equity........................    1,194,662       573,056
                                                      -----------   -----------
  Total liabilities and stockholders' equity........  $ 3,639,648   $ 3,060,074
                                                      ===========   ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                       OURPET'S COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                            For the Year
                                                         Ended December 31,
                                                      --------------------------
                                                         1999          1998
                                                      -----------  -------------
                                                                   (As Restated)
NET REVENUE.........................................  $ 3,063,144   $2,777,109
COST OF GOODS SOLD..................................    2,425,203    2,130,793
                                                      -----------   ----------
  Gross profit on sales.............................      637,941      646,316
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES........      978,950      732,873
                                                      -----------   ----------
  Loss from operations..............................     (341,009)     (86,557)
                                                      -----------   ----------
OTHER INCOME (EXPENSE)
  Interest and other income.........................       41,459       56,786
  Interest expense..................................      (74,357)     (43,851)
                                                      -----------   ----------
    Total other income (expense)....................      (32,898)      12,935
                                                      -----------   ----------
LOSS FROM CONTINUING OPERATIONS.....................     (373,907)     (73,622)
LOSS FROM OPERATIONS OF DISCONTINUED SUBSIDIARY.....     (359,473)     (81,007)
                                                      -----------   ----------
    Loss before extraordinary item..................     (733,380)    (154,629)
EXTRAORDINARY ITEM--GAIN ON EXTINGUISHMENT OF DEBT..      390,667          --
                                                      -----------   ----------
    Net loss........................................  $  (342,713)  $ (154,629)
                                                      ===========   ==========
BASIC LOSS PER COMMON SHARE:
  Loss from continuing operations...................  $     (0.04)  $    (0.01)
  Loss from operations of discontinued subsidiary...        (0.03)       (0.01)
                                                      -----------   ----------
  Loss before extraordinary item....................        (0.07)       (0.02)
  Extraordinary item................................         0.04          --
                                                      -----------   ----------
  Net loss..........................................  $     (0.03)  $    (0.02)
                                                      ===========   ==========
  Weighted average number of common shares
   outstanding......................................   10,263,659    9,104,353
                                                      ===========   ==========


   The accompanying notes are an integral part of the consolidated financial statements.

                       OURPET'S COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 FOR THE YEAR ENDED DECEMBER 31, 1999 AND 1998

                          Preferred Stock      Common Stock
                          ---------------- ---------------------
                          Number                                                           Total
                            of             Number of             Paid-In  Accumulated  Stockholders'
                          Shares   Amount    Shares     Amount   Capital    Deficit       Equity
                          ------- -------- ---------- ---------- -------- -----------  -------------
Balance at January 1,
 1998, as previously
 reported...............      --  $    --   1,001,363 $  884,351 $107,240 $(1,129,685)  $ (138,094)
Prior period
 adjustments............      --       --         --         --       --     (101,661)    (101,661)
                          ------- -------- ---------- ---------- -------- -----------   ----------
Balance at January 1,
 1998 as restated.......      --       --   1,001,363    884,351  107,240  (1,231,346)    (239,755)
Additional shares issued
 in reverse takeover....      --       --   7,634,492        --       --          --           --
Common Stock issued in
 private placement, net
 of issuance costs......      --       --   1,006,002    646,219      --          --       646,219
Common Stock issued in
 exchange for
 cancellation of debt
 and accrued interest...      --       --     373,076    230,603      --          --       230,603
Common Stock issued for
 cash...................      --       --     211,530     90,618      --          --        90,618
Net loss................      --       --         --         --       --     (154,629)    (154,629)
                          ------- -------- ---------- ---------- -------- -----------   ----------
Balance at December 31,
 1998...................      --       --  10,226,463  1,851,791  107,240  (1,385,975)     573,056
Preferred Stock issued
 in private placement,
 net of issuance costs..  100,000  913,150        --         --       --          --       913,150
Common Stock issued in
 payment for services...      --       --      68,224     51,169      --          --        51,169
Net loss................      --       --         --         --       --     (342,713)    (342,713)
                          ------- -------- ---------- ---------- -------- -----------   ----------
Balance at December 31,
 1999...................  100,000 $913,150 10,294,687 $1,902,960 $107,240 $(1,728,688)  $1,194,662
                          ======= ======== ========== ========== ======== ===========   ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                       OURPET'S COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                         For the Year Ended
                                                            December 31,
                                                       -----------------------
                                                         1999         1998
                                                       ---------  ------------
                                                                  (As Restated)
CASH FLOWS FROM OPERATING ACTIVITIES
  Loss from continuing operations..................... $(373,907)  $ (73,622)
  Loss from discontinued operations...................  (359,473)    (81,007)
  Adjustments to reconcile net loss to net cash used
   in operating activities:
   Depreciation expense...............................   311,822     266,224
   Amortization expense...............................    31,120      24,958
   Common Stock issued for services...................    51,169         --
   Extraordinary item.................................   390,667         --
   (Increase) decrease in assets:
     Accounts receivable..............................  (122,002)   (139,255)
     Deposits.........................................   (19,727)    (22,567)
     Inventories......................................  (288,505)   (356,145)
     Loan acquisition costs...........................       --      (27,754)
     Patent costs.....................................   (17,504)    (19,336)
     Prepaid expenses.................................    30,343      19,409
   Increase (decrease) in liabilities:
     Accounts payable.................................   108,480     (85,570)
     Accrued expenses.................................  (127,032)     47,226
                                                       ---------   ---------
       Net cash used in operating activities..........  (384,549)   (447,439)
                                                       ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisition of property and equipment...............  (483,149)   (268,360)
                                                       ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of long-term debt..........................       --      525,000
  Principal payments on long-term debt................  (150,949)   (708,636)
  Issuance of notes payable to shareholders...........   360,000     185,000
  Payment and cancellation of notes payable to
   shareholders.......................................  (225,000)    (29,125)
  Issuance of notes payable...........................    25,151     482,670
  Payment of notes payable............................       --     (480,002)
  Principal payments under capital lease obligations..   (14,759)    (10,633)
  Issuance of Common Stock, net of offering costs.....       --      736,837
  Issuance of Preferred Stock, net of offering costs..   878,150         --
                                                       ---------   ---------
       Net cash provided by financing activities......   872,593     701,111
                                                       ---------   ---------
       Net increase (decrease) in cash................     4,895     (14,688)
CASH AT BEGINNING OF YEAR.............................   103,429     118,117
                                                       ---------   ---------
CASH AT END OF YEAR................................... $ 108,324   $ 103,429
                                                       =========   =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Interest paid....................................... $ 184,010   $ 146,976
                                                       =========   =========
SUPPLEMENTAL DISCLOSURE OF NON CASH TRANSACTIONS
  Purchase of equipment through capital lease
   agreements......................................... $  17,077   $  18,443
                                                       =========   =========
  Notes payable converted into Preferred Stock........ $  35,000   $     --
                                                       =========   =========
  Long-term debt and accrued interest converted into
   Common Stock....................................... $     --    $ 230,603
                                                       =========   =========

   The accompanying notes are an integral part of the consolidated financial statements.

                       OURPET'S COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Organization and Nature of Operations--OurPet's Company's (the "Company") management originally founded Napro, Inc. ("Napro"), an Ohio corporation, in 1985 as an enterprise for launching new ventures and acquiring companies in various lines of business. On April 30, 1993 Napro acquired the assets of a small blow molding business, Gorman Plastics, which has been accounted for as a purchase. In February 1996 Napro placed these assets in a newly formed wholly owned Ohio subsidiary, Sanar Manufacturing Company ("Sanar"). Also in February 1996 Napro formed another wholly owned Ohio subsidiary, Virtu Company ("Virtu") to market proprietary products to the retail pet business under the OurPet's label. Napro then changed its name to OurPet's Company effective March 19, 1998. Sanar manufactures custom blow molded parts for customers in the lawn equipment, toy, medical accessory and automotive industries in addition to producing some of Virtu's proprietary products. Virtu develops and markets products for improving the health, safety, comfort and enjoyment of dogs, cats, birds and other small pets.

   The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include the accounts of the Company and both of its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

   Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Policy of Cash Equivalents--For purposes of the financial statements, cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

   Inventory--Inventories are carried at the lower of cost, first-in, first-out method or market. Inventories at December 31, 1999 and December 31, 1998 consist of:

                                                                1999      1998
                                                             ---------- --------
   Finished goods........................................... $  875,278 $562,917
   Raw materials............................................    119,868  146,896
   Production supplies......................................     24,470   21,298
                                                             ---------- --------
     Total.................................................. $1,019,616 $731,111
                                                             ========== ========

   All inventories are pledged as collateral for bank and small business administration loans.

   Property and Equipment--Property and equipment are reported at cost. Depreciation is provided by using the straight-line and accelerated methods over the estimated useful lives of the assets, which range from 5 to 39 years. All property and equipment is pledged as collateral for bank and small business administration loans. Total depreciation for the years ended December 31, 1999 and 1998 was $ 311,822 and $ 266,224, respectively.

   Loan Acquisition Costs --Loan acquisition costs are being amortized on the straight-line method over the term of the respective loans.

   Organization Costs--Organization costs are being amortized on the straight-line method over 5 years.

                       OURPET'S COMPANY AND SUBSIDIARIES

   Patents--Virtu has filed for patents for its proprietary products. The costs incurred have been capitalized and are being amortized over 15 years. All patents are pledged as collateral for bank loans

   Revenue Recognition--With respect to revenue from product sales, revenue is recognized only upon shipment of products to customers. The Company derives its revenues from the sale of proprietary pet products under the OurPet's brand name.

   For the year ended December 31, 1999, 26.1% of the Company's revenue was derived from one major customer. Revenue generated from this customer amounted to $ 803,820.

   For the year ended December 31, 1998, 43.2% of the Company's revenue was derived from two major customers. Revenue generated from each of these customers amounted to $ 910,274 and $ 295,016, which represents 32.6% and 10.6% of total revenue, respectively.

   Research and Development Costs--Research and development costs are charged to operations when incurred and are included in operating expenses. The amount charged for the years ended December 31, 1999 and 1998 was $ 52,385 and $ 47,328, respectively.

   Advertising Costs--Advertising costs are charged to operations when the advertising first takes place. Advertising expense for the years ended December 31, 1999 and 1998 was $ 90,182 and $ 143,102, respectively.

   Net Loss Per Common Share--Basic net loss per Common Share is based on the net loss attributable to common stockholders for the year, divided by the weighted average number of common shares outstanding during the year. Potential common shares have not been included since their effect would be antidilutive. Common shares that could be potentially dilutive include 600,000 stock options, 2,379,206 warrants and 1,000,000 shares underlying the Preferred Stock.

   Fair Value of Financial Instruments--Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 1999. The respective carrying value of certain on balance sheet financial instruments approximated their fair values. These financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued expenses. The fair value of the Company's long-term debt is estimated based upon the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The carrying value approximates the fair value of the debt.

   Recent Accounting Pronouncements--In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 133 requires companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at fair value. FAS 133, as amended by FAS 137, is effective for periods beginning after June 15, 2000. Historically, the Company has not entered into derivative contracts. Accordingly, FAS 133 is not expected to affect the Company's financial statements.

   Reclassifications--Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

   Income Taxes--The Company has available net operating loss carryforwards. Following is a list of losses by year with expiration dates:

                       OURPET'S COMPANY AND SUBSIDIARIES

   Loss
   Year                                                           Loss   Expires
   ----                                                         -------- -------
   1995........................................................ $374,001  2010
   1996........................................................  259,811  2011
   1997........................................................  464,680  2012
   1998........................................................  150,362  2018
   1999........................................................  438,085  2019

NOTES PAYABLE AND LONG-TERM DEBT

                                                             1999       1998
                                                          ---------- ----------
Note payable--Bank, open $ 1,000,000 line of credit with
 interest at prime plus 2% (10.5% at December 31, 1999
 and 9.75% at December 31, 1998). The note is secured by
 accounts receivable, equipment, inventory, trademark,
 patents and the personal guarantee of a stockholder....  $  244,969 $  323,515

Note payable--Bank, open $ 500,000 line of credit with
 interest at prime plus 2% (10.5% at December 31, 1999
 and 9.75% at December 31, 1998). The note is secured by
 inventory, equipment, receivables, trademarks, patents
 and the personal guarantee of a stockholder............     278,969    175,272

Note payable--Small Business Administration $ 270,000 in
 1993, due in monthly installments of $ 3,121 beginning
 January 1, 2000 and $2,987 beginning September 1, 2002
 through October 1, 2003 including interest at 5.244%.
 This note is secured by accounts receivable, inventory,
 property and equipment, and the personal guarantee of
 certain stockholders...................................     122,608    151,858

Note payable--Small Business Administration, bridge note
 increased to $ 175,000 in 1995, due in monthly
 installments of $ 2,180 beginning January 1, 2000 and
 $2,089 beginning September 1, 2002 through May 1, 2005
 including interest at 6.999%. This note is secured by
 various equipment purchases, and the personal guarantee
 of certain stockholders................................     111,016    127,715

Note payable--Bank, $ 525,000 in 1998 due in 35 monthly
 payments of $ 8,750 through October 1, 2001 and a final
 payment of $ 218,750 on November 1, 2001, plus interest
 at prime plus 2.25% (10.75% at December 31, 1999 and
 10% at December 31, 1998). This note is secured by a
 blanket lien on all assets and the personal guarantee
 of a stockholder.......................................     411,250    516,250

Note payable--director, due on August 31, 2001, interest
 at 10% payable at maturity. This note is subordinated
 to the bank loans......................................     200,000        --
Note payable--shareholder, $ 50,000 due on demand.
 Interest is payable quarterly at prime plus 1.5% (9.25%
 at December 31, 1998). The note is subordinated to the
 bank loans.............................................         --      50,000
                                                          ---------- ----------
                                                           1,468,812  1,494,610
Less current portion of long-term debt..................     777,919    649,736
                                                          ---------- ----------
                                                          $  690,893 $  844,874
                                                          ========== ==========

Note payable--director, due on August 1, 2000, interest
 at 10% payable at maturity. This note is subordinated
 to the bank loans......................................     100,000        --

Note payable--shareholder, $ 150,000 due on demand.
 Interest is payable quarterly at 7%. This note is
 subordinated to the bank loans.........................         --     150,000


                       OURPET'S COMPANY AND SUBSIDIARIES

   Future maturities of long-term debt are as follows:

   Year Ending December 31,                                           Amount
   ------------------------                                         ----------
   2000............................................................ $  777,919
   2001............................................................    558,387
   2002............................................................     54,395
   2003............................................................     47,078
   2004............................................................     22,999
   Thereafter......................................................      8,034
                                                                    ----------
                                                                    $1,468,812
                                                                    ==========

   The bank and small business administration loan agreements contain various restrictive and customary covenants and default provisions under which the Company must obtain permission from its lenders to (i) purchase or retire any of its capital stock; (ii) pay dividends in cash on any of its capital stock in excess of 100% of its cash flow (defined as net income plus depreciation and amortization minus principal payments on non-lender indebtedness as determined in accordance with Generally Accepted Accounting Principles); (iii) exceed $ 200,000 annually for capital expenditures; and (iv) pay officers and directors annual aggregate compensation in excess of $ 250,000. In addition, the Company must follow certain other requirements as to maintaining a minimum cash flow ratio and an adjusted tangible net worth.

   On March 1, 1999, the Company borrowed $ 60,000 from three stockholders of the Company for working capital purposes at an annual interest rate of 10%. The notes and accrued interest were paid on September 1, 1999 with $ 25,000 in principal being paid in cash and $ 35,000 in principal being converted into Convertible Preferred Stock. Also on June 30, 1999, the Company borrowed $ 20,000 from an officer and significant stockholder of the Company for working capital purposes at an annual interest rate of 9% which was paid with accrued interest on November 3, 1999 in cash.

   On February 1, 1999, The Company borrowed $ 100,000 from a director and stockholder of the Company for working capital purposes at an annual interest rate of 10% and is due on August 1, 2000. In addition, the lender received 50,000 warrants for the purchase of Common Stock at $ 0.75 per share.

   On September 1, 1999, the Company borrowed $ 200,000 from the same director and stockholder of the Company for working capital purposes at an annual interest rate of 10% and is due on August 31, 2001. In addition, the lender received 100,000 warrants for the purchase of Common Stock at $ 1.00 per share.

RELATED PARTY TRANSACTIONS

   The Company leases production, warehouse and office facilities from a related entity, Senk Properties. Current monthly rentals are $ 10,940 with annual increases of approximately 3% plus real estate taxes. The term of the lease was for five years ending on May 31, 1998 and it has been extended for an additional term of twenty-five years, in five-year increments. Lease expense for the years ended December 31, 1999 and 1998 was $ 138,795 and $ 134,464, respectively.

   The Company owes Senk Properties for past due rent in the amount of $ 26,869 at December 31, 1999.

MERGER

   On July 16, 1998, Manticus, Inc. ("Manticus") obtained all of the outstanding shares of OurPet's Company in exchange for 8,000,000 shares of common stock of Manticus in a transaction accounted for as a

                       OURPET'S COMPANY AND SUBSIDIARIES
pooling of interests. After the transaction, the holders of the former OurPet's shares owned approximately 89% of the shares of Manticus, resulting in a reverse takeover. On October 12, 1998, Manticus changed its name to OurPet's Company. After the merger, management of the former OurPet's Company continued to manage the new OurPet's Company.

EXTRAORDINARY ITEM

   During 1999, the Company recorded a gain on the extinguishment of debt as a result of an officer and a stockholder canceling $ 232,607 in debt and accrued interest owed to them and a related party canceling $ 158,060 in accrued rentals owed to it. These transactions resulted in an extraordinary gain of $ 390,667 or $ 0.04 per share.

CAPITAL STOCK

   From April through October 1998, the Company sold in a Private Placement 1,226,298 shares of no par value Common Stock and issued warrants, which expire in October, 2000, to purchase 1,226,298 shares of Common Stock at an exercise price of $ 1.50 per share. The Company accepted $ 754,502 in cash and cancellation of debt and accrued interest in the amount of $ 165,221 as consideration for the sale of the Common Stock and warrants. Of the debt converted, $ 133,963 was from two significant directors and/or stockholders of the Company who converted all of the debt and accrued interest owed to them. The Company paid brokers or dealers a cash sales commission of 10%, a fee for unaccountable expenses of 3% and issued them warrants, which expire on October 31, 2000, to purchase 113,208 shares of Common Stock at an exercise price of $
0.825 per share.

   Also in 1998, prior to the Private Placement, Napro sold 364,310 shares of its common stock for which it accepted $ 90,618 in cash and cancellation of debt and accrued expenses in the amount of $ 65,382 as consideration for the sale. Of the consideration received, $ 52,800 in debt and accrued expenses was from a significant director, officer and stockholder of Napro.

   From July through November 1999, the Company sold in a Private Placement 100,000 shares of no par value non-voting Convertible Preferred Stock. Each share of the Preferred is convertible into ten shares of Common Stock at a conversion price of $1.00 per share. The Company may redeem the preferred shares at $ 10 per share or convert each preferred share into ten common shares, at the option of the shareholder, at such time as the common shares are trading on a public exchange at a closing price of $ 4.00 or above for a period of ten consecutive business days. The holders of the Preferred are entitled to a 10% stock dividend paid annually in common shares beginning twelve months from the final close of the Private Placement. Under certain conditions, each Preferred shareholder may elect to receive a cash dividend in lieu of the Common Stock dividend. The Company accepted $ 965,000 in cash and cancellation of debt owed to two stockholders of the Company in the amount of $ 35,000 as consideration for the sale of the Preferred. The Company paid brokers or dealers a cash sales commission of 8% and issued them warrants, which expire on October 31, 2004, to purchase 77,200 shares of Common Stock at an exercise price of $ 1.10 per share.

WARRANTS

   At December 31, 1999, the Company had the following Common Stock purchase warrants outstanding, all of which were exercisable:

                       OURPET'S COMPANY AND SUBSIDIARIES

                                           Number   Exercise
                                          of Shares  Price    Expiration Date
                                          --------- -------- -----------------
1998 Private Placement:
  Subscribers............................ 1,226,298 $ 1.500  October 31, 2000
  Brokers or dealers.....................   113,208   0.825  October 31, 2000
  Lenders' financing.....................   277,500   0.750  October 31, 2000
  Others.................................    35,000   0.500  October 31, 2000
1999 Private Placement to brokers or
 dealers.................................    77,200   1.100  October 31, 2004
1999 Notes payable to Director...........   150,000   0.750  July 31, 2001 and
                                                    & 1.000  August 31, 2001
1999 Issuance to related parties.........   500,000   1.000  December 14, 2004
                                          ---------
    Total................................ 2,379,206
                                          =========

STOCK OPTIONS

   On December 4, 1999, the Board of Directors approved the 1999 Stock Option Plan subject to shareholder approval. This Plan replaced the prior plan and provided that the options previously granted to key employees would be exchanged for options with substantially similar terms. Stock options may be granted at the discretion of the Board of Directors for which the Company has reserved 850,000 shares of its Common Stock for issuance upon the exercise of options granted under the Plan. The options vest one-third on each of the second, third and fourth anniversaries of the date of grant and expire of the fifth anniversary of the date of grant. The Company grants stock options at exercise prices equal to or greater than the fair market value of the Company's Common Stock on the date of grant.

   The following table summarizes the activity in options under the Plan:

                                                                        Weighted
                                                                Number  Average
                                                                  of    Exercise
                                                                Shares   Price
                                                                ------- --------
   Outstanding at January 1, 1998.............................. 140,000   $.75
     Granted................................................... 450,000    .75
     Exercised.................................................     --     --
     Forfeited.................................................     --     --
                                                                -------
   Outstanding at December 31, 1998............................ 590,000    .75
     Granted................................................... 170,000    .84
     Exercised.................................................     --     --
     Forfeited................................................. 160,000    .75
                                                                -------
   Outstanding at December 31, 1999............................ 600,000    .78
                                                                =======

   The following table summarizes options outstanding at December 31, 1999:




                                                                                         Weighted
                                                         Weighted                         Average
                           Number                        Average                         Remaining
                             of                          Exercise                       Contractual
      Range                Shares                         Price                            Life
      -----                -------                       --------                       -----------
   $0.75-$1.00             600,000                        $0.80                          4.9 years

   There were no options exercisable at December 31, 1999.

                       OURPET'S COMPANY AND SUBSIDIARIES

CAPITAL LEASES

   The Company is the lessee of equipment under capital leases expiring in various years through 2004. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are amortized on a straight-line basis over their related lease terms or their estimated productive lives. Amortization of assets under capital leases is included in depreciation expense in 1999 and 1998 was $ 11,554 and $ 11,300, respectively.

   A summary of property held under capital leases, included in property, plant and equipment, is as follows:

                                                               1999      1998
                                                             --------  --------
   Office equipment......................................... $ 17,077  $ 15,000
   Production equipment.....................................   36,361    36,361
   Vehicle..................................................   16,623    16,623
                                                             --------  --------
                                                               70,061    67,984
   Less: accumulated amortization...........................  (25,910)  (27,358)
                                                             --------  --------
     Total.................................................. $ 44,151  $ 40,626
                                                             ========  ========

   Minimum future lease payments under operating leases, together with the present value of the net minimum lease payments for capitalized leases as of December 31, 1999 are as follows:

                                                           Capitalized Operating
                                                             Leases     Leases
                                                           ----------- ---------
   2000...................................................   $15,198   $208,490
   2001...................................................    15,510    146,579
   2002...................................................     7,944    150,519
   2003...................................................    12,276     63,354
   2004...................................................     4,114        --
                                                             -------   --------
     Total minimum lease payments.........................    55,042   $568,942
                                                                       ========
   Less: Amount representing interest.....................    (9,653)
                                                             -------
     Present value of net minimum lease payments..........   $45,389
                                                             =======

   Interest rates on capitalized leases vary from 9.1% to 16% and are imputed based on the lower of the Company's incremental borrowing rate at the inception of each lease or the lessor's implicit rate of return.

   Total rent expense of the Company for the years ended December 31, 1999 and 1998 was $ 224,736 and $ 192,046, respectively

PRIOR PERIOD ADJUSTMENTS

   The accumulated deficit at the beginning of 1998 has been adjusted to correct for the following errors made in a prior year, which had no effect on the net loss for 1998:

   Overstatement of inventory at December 31, 1997................. $ (76,870)
   Elimination of intercompany inventory profit at December 31,
    1997...........................................................   (31,654)
   Correct prior year's depreciation...............................     8,640
   Record capital leases from prior years..........................    (1,777)
                                                                    ---------
     Total......................................................... $(101,661)
                                                                    =========

                       OURPET'S COMPANY AND SUBSIDIARIES

PRIOR PERIOD ADJUSTMENT (CONTINUED)

   The accompanying consolidated financial statements for 1998 have been restated to correct an error in recording the elimination of intercompany inventory profit made at December 31, 1998. The effect of the restatement was to increase the loss from continuing operations, loss before extraordinary item, and net loss for 1998 by $ 77,074 ($ 0.01 per share).

LITIGATION

   In November 1999, the Company commenced litigation in the Cuyahoga County Common Pleas Court, State of Ohio, against a direct competitor. The Company alleged in its complaint, among other things, conversion of trade secrets and fraud, and seeks damages in excess of $ 1,050,000. The competitor has served an answer alleging affirmative defenses and counterclaims against the Company for unfair competition and deceptive trade practices. The competitor seeks to recover lost profits and statutory damages and for injunctions prohibiting the Company from continuing to market and sell their product.

   In addition to the above matter and in the normal course of conducting its business, the Company may become involved in various other litigations. The Company is not a party to any litigation or governmental proceeding which its management believes could result in any judgments or fines against it that would have a material adverse affect on the Company's financial position, liquidity or results of operations.

SUBSEQUENT EVENT

   On December 4, 1999, the Company adopted a formal plan to sell the business of its subsidiary, Sanar Manufacturing Company ("Sanar"). As of March 31, 2000, the Company sold the assets of Sanar. The assets sold consisted primarily of accounts receivable, inventories, property and equipment and the assumption of notes payable, long-term debt, and accounts payable. The closing has been escrowed pending the purchaser's refinancing of the long-term debt. The selling price was $100,000 in the form of cash and notes.

   Operating results of the business of Sanar for the years ended December 31, 1999 and 1998 are shown separately in the accompanying consolidated statements of operations.

   Net revenue of the business of Sanar for the years ended December 31, 1999 and 1998 were $ 2,254,880 and $ 1,978,475 excluding intercompany transactions. These amounts are not included in net revenue in the accompanying consolidated statements of operations.

   Assets and liabilities of the business of Sanar that were sold consisted of the following at their face amounts at December 31:

                                                              1999       1998
                                                           ---------- ----------
   Accounts receivable.................................... $  239,279 $  214,383
   Inventories............................................    222,590    220,237
   Property and equipment.................................    763,403    945,144
                                                           ---------- ----------
     Total assets......................................... $1,225,272 $1,379,764
                                                           ========== ==========
   Notes payable.......................................... $  278,970 $  175,272
   Accounts payable.......................................    434,987    419,902
   Long-term debt.........................................    648,479    809,578
                                                           ---------- ----------
     Total liabilities.................................... $1,362,436 $1,404,752
                                                           ========== ==========

                                   SIGNATURES

   In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 30, 2000                      OurPet's Company

                                          By: /s/  Steven Tsengas
                                            ___________________________________
                                               Steven Tsengas
                                               Chairman, President and
                                               Chief Executive Officer

                                    PART III

Item 1. Index to Exhibits.

  (2) Charter and Bylaws
  (3) Instruments defining the rights of security holders
  (5) Voting Trust Agreement--Not Applicable
  (6) Material Contracts
  (7) Material Foreign Patents--Not Applicable
  (12) Additional Exhibits
  (27) Financial Data Schedules

Item 2. Description of Exhibits.

 2.1   Articles of Incorporation of Manticus, Inc., dated May 23, 1996.

 2.1.1 Articles of Amendment to the Articles of Incorporation of Manticus,
       Inc., changing the name of the corporation to "OurPets Company", effective September 1, 1998.

 2.1.2 Articles of Amendment to the Articles of Incorporation of Manticus,
       Inc., nka OurPet's Company, reflecting changes to the corporation's capital structure, adopted July 20, 1999.

 2.2   Bylaws of Manticus, Inc.

 3.1   Common Stock Certificate.

 3.2   Preferred Stock Certificate.

 3.3   Promissory Note dated September 1, 1999 for $200,000, made by the
       Company to Joseph T. Aveni.

 6.1   Asset Purchase Agreement, dated March 31, 2000, between Akon Plastic
       Enterprises, Inc. and Sanar Manufacturing Company, a wholly-owned subsidiary of OurPets Company.

 6.2   Indemnity Agreement, dated March 31, 2000, between Indemniters, Akon
       Plastic Enterprises, Inc. and David Harman, and Indemnitees, OurPet's
       Company, Steven Tsengas, Evangelia Tsengas, Nicholas Tsengas, and
       Konstantine Tsengas.

 6.3   Noncompetition Agreement, dated March 31, 2000, between Akon Plastic
       Enterprises, Inc. and OurPet's Company and Dr. Steven Tsengas.

 6.4   Lease Agreement dated March 17, 1993, with Addendums, between Senk
       Properties and GPI Division, NAPRO, Inc.

 6.5   Letter dated February 14, 1998, to Anthony O'Rourke from Konstantine
       ("Dean") Tsengas and Steve Tsengas regarding sales commission, sales consulting and Board participation.

 6.6 Letter from Company to Greg Johnson dated October 12, 1999 regarding consulting services.

 6.7 Lease Agreement dated June 24, 1999 between W.E.B. Developers, Inc. and the Company.

 6.8   1999 Stock Option Plan.

 6.9   Standard Option Agreement.

 6.10  Standard Common Stock Purchase Warrant.